THE HOME DEPOT

1-8207

AR/S

P.E.
2/2/03


03056945


RECEIVED
APR 2 8 2003
WASH, D.C.
184
SECTION


THE HOME DEPOT
THE HOME DEPOT SERVICE AWARD

2002 ANNUAL REPORT

CORPORATE PROFILE

Founded in 1978, The Home Depot, Inc. is the world's largest home improvement retailer, the second largest retailer in the United States, and the sixth largest retailer on a global basis, with fiscal 2002 sales of $58.2 billion. Home Depot® stores are full-service, warehouse-style stores averaging approximately 108,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies, décor and lawn and garden products that are sold to do-it-yourselfers, home improvement contractors, trades people, and building maintenance professionals. At the end of fiscal 2002, the Company was operating 1,532 stores in total, which included 1,370 Home Depot stores, 52 EXPO Design Center® stores, 5 Home Depot Supply℠ stores, 3 Home Depot Landscape Supply℠ stores and 1 Home Depot Floor Store location in the United States; 89 Home Depot stores in Canada and 12 Home Depot stores in Mexico. In addition, the Company operates APEX Supply Company®, Georgia Lighting®, Maintenance Warehouse®, Your "other" Warehouse®, the Designplace Direct®, and three flooring companies operating under HD Builder Solutions Group. The Home Depot has been publicly traded since 1981. The Home Depot trades on the New York Stock Exchange under the ticker symbol "HD" and is included in the Dow Jones Industrial Average and the Standard & Poor's 500 Index.

STRENGTH OF OUR BRAND

The Home Depot is among the most recognized and respected consumer brands in North America. The Home Depot is not only a leader and innovator in home improvement products, services and solutions but also a trusted resource for know-how and expertise for our customers.

PERFORMANCE SUMMARY

amounts in millions, except for earnings per share and store count

	2002	2001[1]	2000
Net sales	$58,247	$53,553	$45,738
Net earnings	$ 3,664	$ 3,044	$ 2,581
Diluted earnings per share	$ 1.56	$ 1.29	$ 1.10
Total assets	$30,011	$26,394	$21,385
Cash and short-term investments	$ 2,253	$ 2,546	$ 177
Stockholders' equity	$19,802	$18,082	$15,004
Total liabilities	$10,209	$ 8,312	$ 6,381
Store count	1,532	1,333	1,134

[1] 2001 includes 53 weeks

The Home Depot is more than a store. It is a resource where you can go to learn and dream about home improvement projects. It is a welcoming place to go when you need to "know how". The power of the Home Depot brand is in the unique and special relationships our associates have with our customers. Whether it's the professional customer looking for job lot quantities and speed with their transaction; the experienced do-it-yourselfer who loves to work on projects; or the novice seeking help through our knowledgeable associates, or clinics and workshops, our customers view us as more than a store. To them, we are a library, an expert, a teacher, a coach, a neighbor and a friend.

This relationship with our customers is the foundation of our recently launched advertising campaign. It reinforces the message that The Home Depot is: *"More than a store. You can do it. We can help."* This new theme connects us with our customers, both new and old, and reaffirms The Home Depot as *the* leader in home improvement.

By having the most knowledgeable associates, who share a passion for service, we are focused on empowering our customers, giving them the confidence they need to achieve their home improvement dreams. Beyond our marketing efforts, our more than 280,000 associates are the real stewards of our brand.


SUPPLY

These Store Managers represent stores that have been open for more than one year, with the best year-over-year sales growth in 2002. They are the "best of the best" and are driving sales, service and execution. Standing, left to right: Ranulfo Garza, Kevin Finger, Keith Kliewer, Bob Nardelli, Kevin Hale and James Jaspring. Seated, left to right: Cynthia D'Alessio, Margaret Barreto and Richard Clincy.

To Our Shareholders, Customers and Associates:
2002 was a year that challenged our Company both externally and internally. While we delivered upon a number of commitments during the year, I am personally disappointed in the poor performance of our stock price and its impact on our shareholders and associates.

A Look at Our Accomplishments

Let me share with you what we did accomplish. Internally, we continued to challenge ourselves to improve upon everything we do and position ourselves for future growth. While sales performance in 2002 was lower than our original forecast, we did continue to grow market share. For the year, we delivered revenue growth of 9%, earnings per share growth of 21%, and a return on invested capital of 18.8%. Excluding the extra week in 2001, we experienced revenue growth of 11% and earnings per share growth of 24%. We also ended the year with $2.3 billion in cash and short-term investments after a $2 billion stock repurchase and returned value to our shareholders by increasing our quarterly dividend by 20% in the fourth quarter.

During the year, our Company underwent unprecedented change that, while disruptive to our customers and our stores, was necessary as part of our ongoing transformation. We were not deterred by a turbulent economy and conflicting indicators that ranged from a booming housing market to the lowest consumer confidence in 10 years, nor were we deterred by global conflict. We stayed on strategy by opening 203 new stores, adding approximately 40,000 new jobs, and making significant investments in merchandising resets and information technology.

We also invested more than 19 million hours in our associates, including our first-ever learning and development forums for every store manager and district manager in the Company, which resulted in alignment, commitment and enthusiasm for driving our business. In addition, we introduced new leadership programs to recruit new talent and develop our existing talent. Our Store Leadership Program gives new high-potential leaders the opportunity to rotate through four challenging assignments prior to assuming a store leadership role. Other development programs for leaders include our Executive Leadership Program, Accelerated Leadership Program, Business Leadership Program and Leadership Development Rotation. These initiatives are designed to help us build our leadership pipeline and successfully manage our growth with great talent.



Each Store Manager and District Manager recently attended a weeklong *Learning Forum* designed to enhance their leadership skills. Here, at our *Annual Managers' Meetings,* they were briefed on Company plans and priorities to ensure alignment across the organization.

A Commitment to Strong Corporate Governance

Over the past year, there has been a significant focus on corporate governance by Congress, the Securities and Exchange Commission (SEC) and shareholders, among others. I am very proud to say that The Home Depot has always been a leader in corporate governance matters, having been at the forefront in adopting the recommendations of the SEC sponsored Blue Ribbon Committee back in 1999.

During 2002, we implemented several new practices to build on our strong corporate governance and to improve the transparency of our financial reporting. These include the expensing of stock options, the implementation of a corporate compliance council and improvement of internal processes and procedures to ensure continued clarity in our financial reporting.

The Board of Directors has tremendous depth of experience and is actively engaged in our business. Beyond attendance at regularly scheduled Board meetings, the Board conducts routine store visits and is engaged in the operational review of many stores throughout the year. A substantial majority of the Directors on our Board are independent, and each Director serving as a member of the Board's Audit and Compensation Committees is independent.

The Company's independent auditors, KPMG LLP, report directly to the Audit Committee and are only permitted to perform pre-approved audit related and limited pre-approved non-audit related services, in conformity with recent SEC rules. Also, while many companies have recently commenced efforts to add a financial expert to their boards, The Home Depot has had a financial expert on its Board for many years. Given the breadth of experience, independence, expertise and business engagement, it was no surprise to us that our Board was recently recognized as one of the "Top 10 Best Boards" by a national business publication.

Business Overview

From a financial perspective, we delivered positive results during what was clearly one of the most challenging retail environments in over 20 years. Here is how we delivered on a number of key financial metrics:

- Revenue of $58.2 billion, 9% growth (11% when adjusted for the extra week in 2001)
- Gross Margin of 31%, a 94 basis point improvement over fiscal year 2001
- Net Earnings of $3.7 billion
- Earnings Per Share of $1.56, a 21% improvement year over year (24% when adjusted for the extra week in 2001)
- $2.3 billion in Cash and Short-Term Investments
- Repurchase of 69 million shares, valued at $2 billion
- Quarterly Dividend increase of 20%
- Return on Invested Capital of 18.8%, a 50 basis point improvement over fiscal year 2001

With $19.8 billion in equity, a low debt-to-equity ratio of 6.7%, and strong liquidity, the financial strength of The Home Depot is unparalleled and is an enabler for our transformation.

For us, the transformation starts with a "customer-back" approach. Whether it is our do-it-yourselfer (DIY), the do-it-for-me (DIFM), the professional or one of many emerging and diverse customer segments, we have rededicated ourselves to delivering a customer experience that is second to none and that will enhance loyalty to our brand.

Our commitment to meeting the changing needs of the marketplace is evidenced by the growth of our services business in 2002 and our commitment to strengthening that business in the years ahead. In addition, we have begun to tap the residential homebuilders' market through our acquisition of three of the top 10 turnkey providers of installed flooring for new residential construction in the United States.

The Customer Experience

Internally, we talk about the *Orange Experience*. To us, that means offering a shopping experience that truly engages the customer. It means offering great products, exceptional customer service, a pleasant shopping experience, and merchandise at everyday low prices. It also means having knowledgeable, friendly and helpful associates who provide solutions and know-how. The greatest competitive advantage we have is our talented associates.

Our new marketing campaign reinforces that message: *"The Home Depot is more than a store. It's a place full of possibilities that can take our customers from wondering how to knowing how. It's a brand our customers have come to rely upon, backed by a commitment they can trust. You can do it. We can help."*

As the pioneer and innovator in home improvement retailing, our Company defined the standard others have



The Home Depot is more than a store. It's a place full of possibilities that can take our customers from wondering how to knowing how. It's a brand our customers have come to rely upon, backed by a commitment they can trust. *You can do it. We can help*[SM].

followed. The founders of this great Company had a vision that was right for the market and right for the times. As our Company has grown and the competitive environment has changed, so have the challenges we now face. We have embarked upon a transformation that will help us take the business to new levels, new customers, and new markets.

For example, The Home Depot continues to expand its international operations. We have successfully entered Mexico, a $12.5 billion home improvement market opportunity. In just under 18 months, we have established 12 stores and are now the largest home improvement retailer in Mexico. We are also continuing our successful and profitable growth through our 89 Home Depot stores in Canada.

During 2002, we made significant investments in technology, operations, merchandising and our associates, all of which will contribute to our continued success in years ahead. In total, nearly $3 billion was reinvested in our business. Highlights include:

Merchandising

- We made an unprecedented investment in merchandising resets – more in 2002 than in the previous four years combined. Our ongoing appliance reset, for example, allowed us to become the country's third largest retailer of appliances this year.
- We improved product assortment, giving our customers the broadest selection of quality merchandise at the lowest prices. As a result of centralized merchandising, we were able to identify and remove outdated, slow-moving merchandise to make room for new, fashion-forward and innovative products, from both national and proprietary brands.

Technology

We tripled our investment in information technology to build better systems, simplify operations and digitize our business to support future growth.

Advancements include:

- Introduction of the home improvement industry's first self-checkout registers to allow customers more control of their shopping experience.
- Improved network connectivity for new stores and increased functionality of store systems, ensuring better in-stock positions and resulting in an 8% increase in inventory levels on a per-store basis at the end of the year.

Operations

- We enhanced the shopping experience through Service Performance Improvement (SPI), where restocking and other activities were moved to night hours, making our stores more shoppable for customers.

- We enhanced our logistics by opening four Transit Facilities, bringing the total to 10, and by adding two more Import Distribution Centers.

Associates

- We enhanced pay and benefits for our associates by improving tuition reimbursement and by establishing our Success Sharing program, which creates an opportunity for every one of our hourly associates to benefit from their contribution to the Company's success.
- We conducted our first-ever Employer of Choice survey with all of our associates and received an 81% response rate. One of the key findings was that nearly 70% of our associates said they plan to stay with The Home Depot. Our results were favorable compared to consumer industry averages but also highlighted opportunities that we will be addressing in 2003. Overall, there was a very strong commitment to the Company and its direction.
- We introduced new e-Learning Product Knowledge modules for associates in every store.

Our Community Focus

Beyond the financial accomplishments, our Company also delivered on its commitment and long-standing heritage of "giving back" to the communities in which we live and work. Some of the more notable accomplishments for the year include:

- Our associates' contribution of seven million volunteer hours to thousands of worthy causes through Team Depot, our associate volunteer program.
- Sponsoring the *Declaration of Independence Road Trip,* a three-year program that will bring an original copy of "America's Birth Certificate" to hundreds of cities across the U.S. to inspire Americans – particularly young people – to participate and exercise their rights, especially the right to vote.
- Completing our 100th KaBOOM!™ Playground with a commitment to build 100 more by 2004.
- Completing our 150th home for Habitat for Humanity, which builds affordable, energy-efficient and environmentally-friendly houses in partnership with those in need of adequate shelter.
- Increasing our commitment to support Olympic hopefuls through our Olympic Job Opportunity Program (OJOP), which provides athletes full-time pay and benefits while they are in training.

Our Company also has a proud history of *"doing the right thing."* Among a long list of very noteworthy honors we received this past year, we are especially proud of two:

- The Home Depot received the *"Corporate Patriotism Award"* from the American Veterans Association in recognition of our continuing support of our military and reserve associates and their families.
- President Bush named The Home Depot one of only two companies in the U.S. to serve on the newly-formed President's Council on Service and Civic Participation, honoring The Home Depot as a model corporate citizen.

As the world's largest home improvement retailer and the second largest retailer in America, The Home Depot has always been, and will continue to be, "more than a store" to our valued customers, associates, communities and shareholders. While the economic landscape before us is more difficult than ever to predict, I am more confident now than at any other time that we have a solid foundation upon which we can transform and build our business to deliver sustained profitability and growth. We have a proud past, but we have an even brighter future. And that brighter future will be shaped as we continue to *listen* to our customers, *learn* about new opportunities, and *launch* programs that will deliver value for our customers and our shareholders.

I want to recognize the tremendous efforts, support and dedication of The Home Depot associates. I have immense respect for their talent, their dedication and their commitment to winning in the marketplace. Let there be no doubt, the "orange-blooded" culture is alive, well and ready to take our business to new heights.

Sincerely,



Bob Nardelli
Chairman, President and Chief Executive Officer
March 24, 2003






BUILDING RELATIONSHIPS

The Home Depot is more than a store. We are a team of more than 280,000 associates who are passionate about our business, dedicated to customer service and committed to giving back to our communities.

Our brand was built on the foundation of broad product assortment, great value and the know-how to get the job done right. That foundation is as important today as it was when the Company was founded back in 1978 and remains the real differentiator in the marketplace.

In addition to having unmatched and innovative new products, we also offer our customers the best service, solutions, expertise and knowledge. We are leaders in our communities and proud of our culture – one that is committed to "doing the right thing" and "giving back."

Whether we are empowering our customers with confidence to fulfill their home improvement dreams or helping our communities in times of need, The Home Depot is about building lasting relationships.


THE
HOME
DEPOT
®

You can do it. We can help.[SM]

MORE THAN A STORE.

THE HOME DEPOT IS YOUR TOTAL HOME IMPROVEMENT RESOURCE.

WITH MORE THAN 280,000 ASSOCIATES, IT IS ESSENTIAL THAT WE OPTIMIZE TRAINING. WE ARE MAKING GREAT STRIDES IN THIS EFFORT THROUGH THE DEVELOPMENT OF E-LEARNING CURRICULUM AND THE INSTALLATION OF E-LEARNING COMPUTERS IN EVERY STORE. THESE ON-LINE COURSES WILL TRAIN ASSOCIATES ON PRODUCT KNOWLEDGE, SELLING SKILLS AND "HOW-TO" ADVICE. OUR COMPANY IS COMMITTED TO ATTRACTING, MOTIVATING AND RETAINING A HIGH-PERFORMING, DIVERSE WORKFORCE WHILE PROVIDING THEM WITH THE BEST TRAINING IN THE INDUSTRY. TO LEARN MORE ABOUT A CAREER AT THE HOME DEPOT, VISIT US ON-LINE AT WWW.CAREERS.HOMEDEPOT.COM.


YOU CAN DO IT.
WE CAN HELP.
ERIC

ENHANCING THE CUSTOMER EXPERIENCE

The Home Depot is committed to offering our customers everyday low prices and the broadest product assortment including new and innovative home improvement products. During the year, we invested heavily in resets and remodels as part of our continuing commitment to serve our customers. In fact, during 2002 we implemented more merchandising resets than we had completed over the past four years combined. During the year we expanded our appliance offering in over 700 of our stores and we reached an important milestone – we became the third largest retailer of appliances.


THE HOME DEPOT







MERCHANDISING EXPERTISE

Strategic alliances and exclusive vendor relationships translate into a broad assortment of national and proprietary brands that offer customers a great combination of selection, price and value. Through proprietary brands like Hampton Bay®, Husky®, Glacier Bay®, Ridgid®, Behr Premium Plus® and Thomasville®, we offer exclusive products at values that can't be matched by our competitors. We have brand strength in each of our selling categories. With national brand names such as Echo®, Toro®, Honda® and John Deere®, the lawn and garden power equipment department reflects merchandising expertise at its best.


JOHN DEERE
NOTHING RUNS LIKE A DEERE


Color
Solutions
COORDINATE WITH STYLE


Plumbing
Tools
Lumber
Tool Rental
Paint
Interior Stain
Paint Sprayers
Primers
Spray Paint
EASY AS 1-2-3
DECORATIVE PAINTING TECHNIQUES

VISUAL MERCHANDISING

New product displays, cleaner aisles, better signage, improved lighting – all of these measures are making The Home Depot an easier and more pleasant place for customers to shop. In addition, we made significant improvements in our visual merchandising program, providing customers with easy access to information. These efforts will continue as we kick-off a $250 million store remodeling initiative in 2003.


THE HOME DEPO


STANLEY
Door Hinges
STANLEY
Hasps & Barrel Bolts

©Jim Coon 2003

STRATEGIC ALLIANCES

In 2002, we announced several strategic alliances with companies such as Stanley®, Disney®, Philips®, Ryobi®, Andersen® and Lithonia®. We continually strive to be the retailer of choice by delivering the right products at the right price.




Nobody beats
our prices.
Guaranteed

WORKSHOPS AND CLINICS

Our popular workshops and clinics offer "how-to" advice that helps our customers gain confidence. Conveniently scheduled throughout the week, they provide expert instruction on everything from installing hardwood floors, to hanging wallpaper, to building a birdhouse with your children. In 2002, children attending our kid's workshops completed over 1.5 million projects. Our customers can also get helpful information through our style and buying guides, seasonal and specialty catalogs and instructional books. *Home Depot 1-2-3*™ books provide easy-to-follow, illustrated instructions on topics such as overall home improvement, landscaping, plumbing and electrical.



IMPROVED SHOPPING EXPERIENCE

Centralized merchandising is helping us to improve the shopping experience for our customers by having the industry's broadest selection of innovative and quality products and services, while visual merchandising is helping us to better assist our self-serve customers in navigating our stores.



OPERATIONAL ENHANCEMENTS

The Home Depot has embarked upon several in-store initiatives focused on improving customer service and increasing our operational efficiency. To enhance the customers' checkout experience at the front-end of our stores, we are investing nearly $200 million in technology, software and learning tools. The Front-end Accuracy & System Transformation (FAST) initiative will introduce self-checkout to over 800 of our highest-volume stores. Additionally, we will upgrade all registers with touch-screen software and cordless scan guns.

MORE THAN ONE WAY TO GROW.

ENHANCING THE CORE.
EXTENDING THE BUSINESS.
EXPANDING THE MARKET.

AT THE HOME DEPOT, WE SEE A MULTITUDE OF OPPORTUNITIES TO ENHANCE OUR CORE STORES, EXTEND THE SCOPE OF OUR BUSINESS THROUGH NEW SERVICES, AND EXPAND THE MARKET BY ENTERING NEW BUSINESS CHANNELS LIKE OUR RECENTLY ACQUIRED FLOORING COMPANIES. THE HOME IMPROVEMENT MARKET IN THE UNITED STATES EXCEEDS $500 BILLION AND WE WILL CONTINUE TO INVEST IN GROWTH OPPORTUNITIES WHILE MAINTAINING OUR COMMITMENT TO SALES, SERVICE AND EXECUTION. COUPLED WITH THE STRENGTH OF OUR BRAND, THIS CREATES A STRONG FOUNDATION FOR MOVING OUR BUSINESS FORWARD.

YOU CAN DO IT.
WE CAN HELP.



AT-HOME SERVICES

We can help you with your installation needs. The Home Depot At-Home Services® arranges installation services for kitchen cabinets, windows, doors, countertops, carpet, hardwood flooring, exterior siding, roofing, HVAC and much more. We're striving to be not only your home improvement warehouse but also your place for home improvement solutions.


the Designplace
Refacing



TOOL RENTAL CENTERS

Many Pro & DIY customers need to rent tools from time to time. We currently have over 600 stores with Tool Rental Centers (TRCs) where associates, with specialized training, give our customers the individualized service and advice they need. Our TRCs have a broad range of tools – from concrete and cutting tools, to plumbing, painting and fastening tools, pressure washers and air compressors and lawn and garden equipment – that can be rented by the hour, day or week.


Tool
Rental
Open late and
on weekends
WE RENT
Outback


Contractor
Desk
PRO

PRO MARKET

Home improvement is not always a do-it-yourself proposition, which is why we serve the professional market with a variety of conveniences such as job lot quantities, credit programs, enhanced will-call and delivery services. More than 1,100 Home Depot stores now feature a Pro desk to meet the unique service needs of this customer segment. Contractors, remodelers, specialty trade and maintenance professionals can count on our knowledgeable team of associates to help them better serve their customers.


SUPPLY

SPECIALIZED STORE OPPORTUNITIES

With one of the most trusted and respected brands in retailing, brand extensions are a natural growth strategy. The Home Depot has introduced two new store concepts. The first, Home Depot Supply, is dedicated exclusively to the needs of the professional customer. Each store has separate areas devoted to electrical, plumbing, paint, millwork, hardware, lumber and building materials. Home Depot Supply has stores in Colma, CA; Phoenix, AZ; Mesquite, TX; Milpitas, CA and Denver, CO. The second, Home Depot Landscape Supply, serves landscape professionals and garden enthusiasts with a wide selection of lawn, landscape and garden products with three locations in the Atlanta, GA market.



Mexico

EXPANDING MARKETS

Our first international market, Canada, is now approaching 90 stores, with strong sales performance and market growth opportunity. In addition, with over 23 million households, the Mexico home improvement market size is estimated to be $12.5 billion. Through acquisitions and new stores, we have grown to 12 stores and are now the largest home improvement retailer in Mexico.

MORE THAN ONE STORE.

BUILDING A PORTFOLIO OF SPECIALTY SERVICES.

BROAD PRODUCT SELECTION, EVERYDAY LOW PRICES AND A PASSION FOR CUSTOMER SERVICE ARE KEY ELEMENTS IN OUR CONTINUING SUCCESS. OUR RETAIL LONGEVITY IS BASED ON THE ABILITY TO CHANGE AND ADAPT. THAT'S WHY WE CONTINUE TO TAKE THE STRENGTH OF THE HOME DEPOT BRAND AND EXTEND IT INTO NEW BUSINESS OPPORTUNITIES. WE ARE AN ALL-ENCOMPASSING HOME IMPROVEMENT BUSINESS, EXTENDING OUR SERVICES FROM THE DO-IT-YOURSELFER TO THE DO-IT-FOR-ME CUSTOMER.


YOU CAN DO IT.
WE CAN HELP.
Hi, I'm
GLENN


E X

Design Center

A HOME DEPOT COMPANY

With 52 locations in key markets, EXPO Design Centers provide a complete one-stop home decorating and remodeling resource. EXPO has 10 designer showrooms under one roof and provides an incredible selection of designer products, special order lighting, soft and hard flooring, bath design and hardware, kitchen design and appliances, décor and patio furniture. Showroom displays provide customers with upscale décor selections and show them how different products can be used to enhance the personality of a room.






SUPPLY
THE SUPPLY HOUSE FOR PROFESSIONALS

In 2001, The Home Depot established Home Depot Supply, which is geared specifically to the needs of the professional and contractor customer. Each of the five current locations has separate areas dedicated to electrical, plumbing, paint, millwork, hardware, lumber and building materials.


LANDSCAPE
SUPPLY

In 2002, The Home Depot introduced three Home Depot Landscape Supply stores. These stores serve landscape professionals and garden enthusiasts with certified nursery experts and carry a wide selection of lawn, landscape and garden products, including live goods, chemicals, tools, landscaping materials and irrigation systems.


Your "other" Warehouse

Your "other" Warehouse (YOW) is one of the country's premier plumbing distributors, with a focus on fast turnaround, broad product assortment, and special-order fulfillment. YOW currently supplies EXPO and the U.S. divisions of The Home Depot with special-order faucets and plumbing fixtures.


MAINTENANCE
WAREHOUSE
A HOME DEPOT COMPANY

With a national sales force, catalog and on-line operations, Maintenance Warehouse is the industry leader in supplying building repair and replacement products at the lowest wholesale prices to owners and managers of multi-housing, lodging and commercial properties in the United Sates.


Builder
Solutions Group

In 2002, The Home Depot tapped the residential home-builders market by acquiring three of the top 10 turnkey providers of installed flooring for new residential construction in the United States: Arvada Hardwood Floor Company; Floors, Inc. and Floorworks, Inc. These three companies have relationships with 17 of the nation's top 20 homebuilders, and operate in three of the 15 largest new home construction markets in the country. These acquisitions make The Home Depot the largest turnkey supplier of flooring to the residential construction market.


apex
supply
company
A HOME DEPOT COMPANY

Apex Supply Company is a wholesale distributor of plumbing, HVAC, industrial pipe, valves and fittings and appliances. Based in Atlanta, GA, the Company has branches and showrooms in Georgia, Florida, Tennessee and South Carolina.


SUPPLY
THE SUPPLY HOUSE FOR CONTRACTORS


LANDSCAPE
SUPPLY



SHARING VALUES

SUPPORTING OUR COMMUNITIES



TO BE THE EMPLOYER, RETAILER, INVESTMENT AND NEIGHBOR OF CHOICE IN THE HOME IMPROVEMENT INDUSTRY.

In some ways, our business is very simple...we provide people with the resources and the know-how to improve their homes. Still, ours is a large, complex and growing Company. The Home Depot employs over 280,000 associates who interact with millions of customers. With stores in communities in three countries, we sell a vast array of home improvement products, made from a wide variety of materials and natural resources, which are sourced and purchased from suppliers around the globe.

In all of this, one thing remains constant. We understand our responsibility to behave ethically, to value the impact we have on people and communities and to fairly consider the interests of those communities. This is an integral part of our business strategy and we believe this is a competitive advantage for us.

Our *straightforward definition of corporate responsibility* is to be both profitable and responsible and to balance this with the needs of our communities.



To learn more about our contributions to our communities and the environment visit us on-line at *www.homedepot.com* and click on Corporate Responsibility.


DEPOT



THE HOME DEPOT FOUNDATION

Building Better Communities

The Home Depot Foundation, established in 2002, relies on the participation of many corporate partners. Many of the vendors who help fill The Home Depot's shelves are also contributing their dollars to help The Home Depot Foundation improve communities. These companies share our vision for stronger, healthier neighborhoods in all the communities we serve.



TEAM DEPOT

In 2002, our Company delivered on its commitment and longstanding heritage of giving back to the communities where we live and work. Through Team Depot, our volunteer program, Home Depot associates contributed more than seven million volunteer hours in 2002. Following President Bush's 2002 call to increase national service, Bob Nardelli issued the same challenge companywide. Our associates responded enthusiastically by volunteering one million more hours than they did in 2001. The volunteer program assisted thousands of worthy causes in our communities.


TEAMDEPOT
Building Better Communities

OLYMPIC JOB OPPORTUNITY PROGRAM

The Home Depot is the single largest employer of Olympic hopefuls. Our Olympic Job Opportunity Program (OJOP) allows our athletes to train and work part-time while receiving a full-time salary and benefits. During the 2002 Salt Lake City Games, our athlete associates brought home eight medals from the Winter Olympic and Paralympic Games. These wins would have placed The Home Depot 12th among the more than 70 nations who participated. Our Company has expanded its commitment to the OJOP program and will employ more than 204 athlete associates as we approach the 2004 Olympic Games.




Road
Trip

DECLARATION OF INDEPENDENCE ROAD TRIP

The Home Depot is the underwriting sponsor of the *Declaration of Independence Road Trip*, a three-year journey that will give millions of Americans across the U.S. the chance to see a rare, original copy of the Declaration of Independence. Our hope is that by showcasing "America's birth certificate" for the people, we can inspire Americans – especially young people – to participate in civic activism, and above all, to exercise their most important right: the right to vote. More information about the tour is available at *www.IndependenceRoadTrip.org.*



SHARING VALUES


SKU No 525-858
FSC

ENSURING FORESTS FOR FUTURE GENERATIONS

In 1999, The Home Depot issued its wood purchasing policy to help protect endangered forests and to ensure that there will be timber for future generations. The Home Depot is committed to not purchasing wood products sourced from the most vulnerable forest eco-regions unless certified. In addition, we do not accept wood products made from the 40 suspect tree species listed as potentially endangered species, unless the supplier provides the export permit. Under our guidance, our vendors are migrating to product lines certified by the Forest Stewardship Council (FSC), an independent, third-party certification body that is recognized as the "global leader in responsible forestry." After years of research, we now know item by item – from broom handles to paint brushes, cabinets to carpenter pencils, doors to molding, paneling to plywood – where our wood products are sourced.

SAVING ENERGY AND CUTTING EXPENSES

To reduce one of our largest operating expenses – energy to power our stores – and with an eye on preserving natural resources, we retrofitted some stores with energy-efficient T-5 lighting. Looking to the future, we developed a more energy-efficient prototype for new stores, which includes:

- vestibules to all new store entrances and exits to reduce outside air infiltration
- reduced store footprint standard to 102,000 square feet
- lower racking for better airflow
- energy-efficient T-5 lighting
- white TPO roofing to reduce heat load

ENERGY STAR PRODUCTS

Through our e+ program, which includes signage, catalog pages, clinics and merchandise displays, our customers learn how they can reduce their bills by using less energy in their homes. Our web site *www.homedepot.com/energy* contains over 200 tips and products to dramatically reduce energy bills.


save money • save energy


energy
Saving The Earth. Saving Your Money.



DISASTER PREPAREDNESS

Associates educate customers on how to face emergencies before, during and after disaster strikes. Working with relief organizations, we assist our communities in preparing for an emergency through clinics and awareness programs. We respond with needed supplies and volunteers in the wake of natural disasters and severe weather, aiding the communities' efforts to rebuild and return to daily life. We know our communities aren't made of only nails and boards; communities are our neighbors, our friends and our families. Our deeply-rooted values, as well as our commitment to doing the right thing, building strong relationships, taking care of our people and giving back, have guided us in our efforts to make a difference in the lives of our communities, especially in times of need.




Kids Workshop

KIDS WORKSHOPS

Our kid's workshops are children's how-to clinics, which are held in Home Depot stores where children, along with their parents, construct projects from prefabricated kits. Since 1997, our kid's workshops have taught children do-it-yourself skills and tool safety while instilling a sense of accomplishment. The workshops, which are geared toward children six to ten years old, have nearly 50 different projects that range from birdhouses and picture frames to toolboxes and step stools. Since the beginning of the program, nearly five million children have participated in the program.


KaBoom!

KaBOOM!

KaBOOM! fosters social and family networks while providing safe places for kids to play, develop and grow. Home Depot associates, business partners and vendors join together to build safe, fun and accessible playgrounds. The Home Depot and KaBOOM!, who have been working together since 1996, built their milestone 100th playground together this year. We will build our second 100 playgrounds over the next two years.


100th




Habitat for Humanity International

HABITAT FOR HUMANITY

Through our partnership with Habitat for Humanity, our associates are helping their neighbors with products available in our stores. Building and repairing homes for those in need and helping people realize the dream of home ownership goes hand-in-hand with our business. We have worked with over 350 Habitat for Humanity affiliates to help make the dream of home ownership a reality for many. We work with Habitat for Humanity affiliates across the U.S., Canada and Mexico.

MORE THAN ONE FINANCIAL METRIC.

A SOLID SET OF FINANCIAL ATTRIBUTES.

WE BELIEVE THAT VALUE IS CREATED BY SALES GROWTH AND INCREASING RATES OF RETURN ON THE CAPITAL WE INVEST. IN 2002, OUR SALES GREW BY APPROXIMATELY $4.6 BILLION AND OUR RETURN ON INVESTED CAPITAL GREW BY 50 BASIS POINTS TO 18.8%. WE REPORTED $3.7 BILLION IN NET EARNINGS FOR THE YEAR, AND IN THE SECOND QUARTER OF 2002 BECAME THE SECOND RETAILER IN HISTORY TO POST NET EARNINGS OF $1 BILLION IN ONE QUARTER. OUR FINANCIAL STRENGTH IS UNPARALLELED IN RETAILING AND IS A COMPETITIVE ADVANTAGE AS WE ARE WELL POSITIONED FOR FUTURE GROWTH.

FUNDAMENTALS

More than 1.16 billion customer transactions per year and an average ticket of $49.43 drove total sales growth for our Company in fiscal 2002. Strong gains in gross margin, driven by our centralized merchandising organization, drove profitability to record highs.

REINVESTING FOR FUTURE GROWTH WHILE PROTECTING CORE INVESTMENTS

In fiscal 2002, our capital expenditures totaled $2.7 billion, primarily funding the construction of 203 new stores. In fiscal 2003, we will increase our capital spending by 48% to $4 billion, in support of both new and existing stores, as well as technology innovations. We have targeted $250 million for store remodels, $360 million for technology and $360 million for other store initiatives.

REINVESTING IN OUR COMPANY

In fiscal 2002, we completed a $2 billion share repurchase program, or approximately 69 million shares of our common stock. In addition, we increased our quarterly dividend by 20% in the fourth quarter.

BALANCE SHEET STRENGTH

The Home Depot's financial strength ranks among the best in retailing. At the end of fiscal 2002, we had total equity of $19.8 billion, with a long-term debt-to-equity ratio of 6.7%, and strong liquidity with $2.3 billion in cash and short-term investments. We own 82% of our stores, which are unencumbered, and drive high returns on the capital we have invested in our business.


freezers
dryers



2002 FINANCIAL REVIEW


THE HOME DEPOT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

THE HOME DEPOT, INC. AND SUBSIDIARIES

SELECTED CONSOLIDATED STATEMENTS OF EARNINGS DATA

The data below reflect selected sales data, the percentage relationship between sales and major categories in the Consolidated Statements of Earnings and the percentage change in the dollar amounts of each of the items.

	Fiscal Year[1]			Percentage Increase (Decrease) In Dollar Amounts	
	2002	2001	2000	**2002 vs. 2001**	2001 vs. 2000
NET SALES	**100.0%**	100.0%	100.0%	**8.8%**	17.1%
GROSS PROFIT	**31.1**	30.2	29.9	**12.1**	18.0
Operating Expenses:					
Selling and Store Operating	**19.2**	19.0	18.6	**10.0**	19.4
Pre-Opening	**0.2**	0.2	0.3	**(17.9)**	(17.6)
General and Administrative	**1.7**	1.7	1.8	**7.2**	12.0
Total Operating Expenses	**21.1**	20.9	20.7	**9.5**	18.2
OPERATING INCOME	**10.0**	9.3	9.2	**18.2**	17.7
Interest Income (Expense):					
Interest and Investment Income	**0.1**	0.1	0.1	**49.1**	12.8
Interest Expense	**(0.0)**	(0.1)	(0.1)	**32.1**	33.3
Interest, net	**0.1**	–	–	**68.0**	(3.8)
EARNINGS BEFORE PROVISION FOR INCOME TAXES	**10.1**	9.3	9.2	**18.5**	17.5
Provision for Income Taxes	**3.8**	3.6	3.6	**15.4**	16.9
NET EARNINGS	**6.3%**	5.7%	5.6%	**20.4%**	17.9%
SELECTED SALES DATA[2]					
Number of Transactions (000s)	**1,160,994**	1,090,975	936,519	**6.4%**	16.5%
Average Sale per Transaction	**$ 49.43**	$ 48.64	$ 48.65	**1.6**	–
Weighted Average Weekly Sales per Operating Store	**$772,000**	$812,000	$864,000	**(4.9)**	(6.0)
Weighted Average Sales per Square Foot[3]	**$ 370.21**	$ 387.93	$ 414.68	**(4.6)**	(6.5)

[1] Fiscal years 2002, 2001 and 2000 refer to the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, respectively. Fiscal years 2002 and 2000 include 52 weeks, while fiscal year 2001 includes 53 weeks.

[2] Includes all retail locations in excess of 50,000 square feet and, therefore, excludes Apex Supply Company, Georgia Lighting, Maintenance Warehouse, Your "other" Warehouse, Designplace Direct (formerly National Blinds and Wallpaper) and HD Builder Solutions Group locations.

[3] Adjusted to reflect the first 52 weeks of the 53-week fiscal year in 2001.

FORWARD-LOOKING STATEMENTS

Certain statements made herein regarding implementation of store initiatives, store openings, capital expenditures and the effect of adopting certain accounting standards constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. These risks and uncertainties include, but are not limited to, fluctuations in and the overall condition of the U.S. economy, stability of costs and availability of sourcing channels, conditions affecting new store development, our ability to implement new technologies and processes, our ability to attract, train and retain highly-qualified associates, unanticipated weather conditions, the impact of competition and the effects of regulatory and litigation matters. You should not place undue reliance on such forward-looking statements as such statements speak only as of the date on which they are made. Additional information concerning these and other risks and uncertainties is contained in our periodic filings with the Securities and Exchange Commission.

RESULTS OF OPERATIONS

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and the notes to consolidated financial statements presented in this annual report.

Fiscal year ended February 2, 2003 ("fiscal 2002") compared to fiscal year ended February 3, 2002 ("fiscal 2001")

Fiscal 2002 included 52 weeks as compared to 53 weeks in fiscal 2001. Net sales for fiscal 2002 increased 8.8% to $58.2 billion from $53.6 billion in fiscal 2001. This increase was attributable to the 203 new stores opened during fiscal 2002 and full year sales from the 204 new stores opened during fiscal 2001. The increase was partially offset by the net sales attributable to the additional week in fiscal 2001 of $880 million.

Comparable store-for-store sales were flat in fiscal 2002, reflecting a number of internal and external factors. In the spring and early summer, we experienced some inventory out-of-stock positions as we transitioned through our new in-store Service Performance Improvement ("SPI") initiative, in which our stores handle and receive inventory at night. In addition, comparable store-for-store sales were negatively impacted by the level of merchandise resets implemented throughout the year, which disrupted in-store service and had a negative impact on our customers' experience in our stores. Kitchen and bath, plumbing and paint categories experienced strong comparable store-for-store sales growth for the year, which offset price deflation and the resulting comparable store-for-store sales decline in commodity categories such as lumber.

In order to meet our customer service objectives, we strategically open stores near market areas served by existing strong performing stores ("cannibalize") to enhance service levels, gain incremental sales and increase market penetration. As of the end of fiscal 2002, certain new stores cannibalized 21% of our existing stores and we estimate that store cannibalization reduced total comparable store-for-store sales by approximately 4%, or about the same percentage as in the prior year. As we heavily cannibalized our most productive divisions, the weighted average weekly sales per store decreased during fiscal 2002 to $772,000 from $812,000 in the prior year. Additionally, we believe that our sales performance has been, and could continue to be, negatively impacted by the level of competition that we encounter in various markets. However, due to the highly-fragmented U.S. home improvement industry, in which we estimate our market share is approximately 10%, measuring the impact on our sales by our competitors is extremely difficult.

During fiscal 2002, we continued the implementation or expansion of a number of in-store initiatives. We believe these initiatives will increase customer loyalty and operating efficiencies as they are fully implemented in the stores. The professional business customer ("Pro") initiative adds programs to our stores to enhance service levels to the Pro customer base. As of the end of fiscal 2002, the Pro initiative was in 1,135 stores or 74% of total stores, compared to 535 stores or 40% of total stores as of the end of fiscal 2001. This initiative is still in its early stages as approximately half of our stores implemented the Pro initiative in fiscal 2002. We expect to add the Pro initiative to an additional 204 stores by the end of fiscal 2003. As the Pro initiative matures within the stores in which it has been implemented, we expect to generate improvements in operating performance.

We continued to implement the Appliance initiative which was started in the third quarter of fiscal 2001. The Appliance initiative offers customers an assortment of in-stock name brand appliances, including General Electric® and Maytag®, and offers the ability to special order over 2,300 additional related products through computer kiosks located in the stores. In the stores which have implemented the Appliance initiative, we have enhanced the offering of appliances through 1,500 to 2,000 square feet of dedicated appliance selling space. Comparable store-for-store sales in the appliance category increased by approximately 23% in fiscal 2002. The Appliance initiative was in 743 or 48% of our stores as of the end of fiscal 2002, compared to 73 or 5% of our stores as of the end of fiscal 2001. We expect to add the Appliance initiative to an additional 671 stores by the end of fiscal 2003.

We also continued to implement our Designplace initiative. This initiative offers an enhanced shopping experience to our design and décor customers by providing personalized service from specially-trained associates and an enhanced merchandise selection in an attractive setting. Although the Designplace initiative is in its early stages, stores generally show a positive sales trend after implementation. The Designplace initiative was in 873 or 57% of our stores as of the end of fiscal 2002, compared to 205 or 15% of our stores as of the end of fiscal 2001. We expect to add the Designplace initiative to an additional 556 stores by the end of fiscal 2003.

In addition, we continued to drive our services programs, which focus primarily on providing products and services to our do-it-for-me customers. These programs are offered through Home Depot and EXPO Design Center stores. We also arrange for the provision of flooring installation services to homebuilders through HD Builder Solutions Group, Inc. Net service revenues for fiscal 2002 increased 25% to $2.0 billion from $1.6 billion for fiscal 2001.

Gross profit as a percent of sales was 31.1% for fiscal 2002 compared to 30.2% for fiscal 2001. The rate increase was attributable to a reduction in the cost of merchandise sold which resulted from centralized purchasing, as we continued rationalizing vendor and sku assortments. Enhanced inventory control, resulting in lower shrink levels, and an increase in direct import penetration to 8% in fiscal 2002 from 6% in fiscal 2001 also positively impacted the gross profit rate.

Operating expenses as a percent of sales were 21.1% for fiscal 2002 compared to 20.9% for fiscal 2001. Included in operating expenses are selling and store operating expenses which, as a percent of sales, increased to 19.2% in fiscal 2002 from 19.0% in fiscal 2001. The increase in selling and store operating expenses was primarily attributable to higher costs associated with merchandise resets and store renovations as we invested in new signage, fixtures and general maintenance of our stores, a continued investment in store leadership positions in our stores and rising workers' compensation expense due in part to medical cost inflation. These increases were partially offset by a decrease in store payroll expense which resulted from improvement in labor productivity and effective wage rate management.

Pre-opening expenses as a percent of sales were 0.2% for both fiscal 2002 and fiscal 2001. We opened 203 new stores in fiscal 2002 as compared to 204 new stores in fiscal 2001.

General and administrative expenses as a percent of sales were 1.7% for both fiscal 2002 and fiscal 2001.

Interest and investment income as a percent of sales was 0.1% for both fiscal 2002 and 2001. Interest expense as a percent of sales was 0.0% for fiscal 2002 and 0.1% for fiscal 2001.

Our combined federal and state effective income tax rate decreased to 37.6% for fiscal 2002 from 38.6% for fiscal 2001. The decrease in fiscal 2002 was attributable to higher tax credits and a lower effective state income tax rate compared to fiscal 2001.

Fiscal 2001 compared to fiscal year ended January 28, 2001 ("fiscal 2000")

Fiscal 2001 included 53 weeks as compared to 52 weeks in fiscal 2000. Net sales for fiscal 2001 increased 17.1% to $53.6 billion from $45.7 billion in fiscal 2000. This increase was attributable to, among other things, the 204 new stores opened during fiscal 2001 and full year sales from the 204 new stores opened during fiscal 2000. Approximately $880 million of the increase in sales was attributable to the additional week in fiscal 2001. Comparable store-for-store sales were flat in fiscal 2001 due to the weak economic environment resulting from certain factors including, but not limited to, low consumer confidence and high unemployment.

Gross profit as a percent of sales was 30.2% for fiscal 2001 compared to 29.9% for fiscal 2000. The rate increase was primarily attributable to a lower cost of merchandise resulting from product line reviews, purchasing synergies created by our newly centralized merchandising structure and an increase in the number of tool rental centers from 342 at the end of fiscal 2000 to 466 at the end of fiscal 2001.

Operating expenses as a percent of sales were 20.9% for fiscal 2001 compared to 20.7% for fiscal 2000. Included in operating expenses are selling and store operating expenses which, as a percent of sales, increased to 19.0% in fiscal 2001 from 18.6% in fiscal 2000. The increase was primarily attributable to growth in store occupancy costs resulting from higher depreciation and property taxes due to our investment in new stores, combined with increased energy costs. Also, credit card transaction fees were higher than the prior year due to increased penetration of total credit sales. These increases were partially offset by a decrease in store payroll expense due to an improvement in labor productivity which resulted from initiatives inside the store and new systems enhancements.

Store initiatives included our SPI initiative which was introduced to every Home Depot store in fiscal 2001. Under SPI our stores receive and handle inventory at night, allowing our associates to spend more time with customers during peak selling hours. In addition, our Pro program was in 535 of our Home Depot stores at the end of fiscal 2001, providing dedicated store resources to serve the specific needs of professional customers.

Pre-opening expenses as a percent of sales were 0.2% for fiscal 2001 and 0.3% for fiscal 2000. We opened 204 new stores in both fiscal 2001 and 2000. The decrease was primarily due to shorter pre-opening periods as we re-engineered our store opening process.

General and administrative expenses as a percent of sales were 1.7% for fiscal 2001 compared to 1.8% for fiscal 2000. This decrease was primarily due to cost savings associated with the reorganization of certain components of our organizational structure, such as the centralization of our merchandising organization and our focus on expense control in areas such as travel.

Interest and investment income as a percent of sales was 0.1% for both fiscal 2001 and 2000. Interest expense as a percent of sales was 0.1% for both fiscal 2001 and 2000.

Our combined federal and state effective income tax rate decreased to 38.6% for fiscal 2001 from 38.8% for fiscal 2000. The decrease in fiscal 2001 was attributable to higher tax credits and a lower effective state income tax rate compared to fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from operations provides us with a significant source of liquidity. For fiscal 2002, cash provided by operations decreased to $4.8 billion from $6.0 billion in fiscal 2001. The decrease was primarily due to a 7.9% increase in average inventory per store resulting from our focus on improving our in-stock position in fiscal 2002.

During fiscal 2002, we experienced a significant growth in days payable outstanding to 42 days at the end of fiscal 2002 from 34 days at the end of fiscal 2001. The growth in days payable is the result of our efforts to move our payment terms to industry averages. We have realized the majority of the benefit from our renegotiated payment terms.

Cash used in investing activities decreased to $2.9 billion in fiscal 2002 from $3.5 billion in fiscal 2001. Capital expenditures decreased to $2.7 billion in fiscal 2002 from $3.4 billion in fiscal 2001. This decrease was due primarily to a shift in the timing of spending for future store openings. We opened 203 new stores in fiscal 2002 compared to 204 new stores in fiscal 2001. We own 195 and 188 of the stores opened in fiscal 2002 and fiscal 2001, respectively, and lease the remainder.

We plan to open 206 stores in fiscal 2003, including 6 Home Depot Landscape Supply stores, and expect total capital expenditures to be approximately $4.0 billion, which includes a higher level of investment in store remodeling, technology and other initiatives as compared to fiscal 2002.

Cash used in financing activities in fiscal 2002 was $2.2 billion compared with $173 million in fiscal 2001. This change is primarily due to the repurchase of approximately 68.6 million shares of our common stock for $2 billion, pursuant to the Share Repurchase Program approved by our Board of Directors in July 2002.

We have a commercial paper program that allows borrowings for up to a maximum of $1 billion. As of February 2, 2003, there were no borrowings outstanding under the program. In connection with the program, we have a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to impact our liquidity or capital resources.

We use capital and operating leases, as well as three off-balance sheet leases created under structured financing arrangements, to finance about 22% of our real estate. The net present value of capital lease obligations is reflected in our Consolidated Balance Sheets in Long-Term Debt. The three off-balance sheet leases were created to purchase land and fund the construction of certain stores, office buildings and distribution centers. Two of these lease agreements involve a special purpose entity ("SPE") which meets the criteria for non-consolidation established by generally accepted accounting principles and is not owned by or affiliated with our Company, management or officers. Operating and off-balance sheet leases are not reflected in our Consolidated Balance Sheets in accordance with generally accepted accounting principles.

As of the end of fiscal 2002, our long-term debt-to-equity ratio was 6.7%. If the estimated net present value of future payments under the operating and off-balance sheet leases were capitalized, our long-term debt-to-equity ratio would increase to 28.5%.

The following table summarizes our significant contractual obligations and commercial commitments as of February 2, 2003 (amounts in millions):

	Payments Due By Fiscal Year				
Contractual Obligations[1]	Total	2003	2004-2005	2006-2007	Thereafter
Long-Term Debt	$1,051	$ 2	$502	$502	$ 45
Capital Lease Obligations	834	44	89	93	608
Operating Leases	7,308	541	988	864	4,915

	Amount of Commitment Expiration Per Fiscal Year				
Commercial Commitments[2]	Total	2003	2004-2005	2006-2007	Thereafter
Letters of Credit	$ 930	$921	$ 9	$ –	$ –
Guarantees	799	–	72	504	223

[1] Contractual obligations include long-term debt comprised primarily of $1 billion of Senior Notes further discussed in "Quantitative and Qualitative Disclosures about Market Risk" and future minimum lease payments under capital and operating leases, which include off-balance sheet leases, used in the normal course of business.

[2] Commercial commitments include letters of credit for certain business transactions and guarantees provided under the off-balance sheet leases. We issue letters of credit for insurance programs, import purchases and construction contracts. Under the three off-balance sheet leases for certain stores, office buildings and distribution centers, we have provided residual value guarantees. The estimated maximum amount of the residual value guarantees at the end of the leases is $799 million. The leases expire at various dates during fiscal 2005 through 2008 with two of the leases having an option to renew through 2025. Events or circumstances that would require us to perform under the guarantees include 1) our default on the leases with the assets being sold for less than the initial book value, or 2) we decide not to purchase the assets at the end of the leases and the sale of the assets results in proceeds less than the initial book value of the assets. Our guarantees are limited to 82% of the initial book value of the assets. The expiration dates of the residual value guarantees as disclosed in the table above are based on the expiration of the leases; however, the expiration dates will change if the leases are renewed.

As of February 2, 2003, we had approximately $2.3 billion in cash and short-term investments. We believe that our current cash position, cash flow generated from operations, funds available from the $1 billion commercial paper program and the ability to obtain alternate sources of financing should be sufficient to enable us to complete our capital expenditure programs through the next several fiscal years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk results primarily from fluctuations in interest rates. Although we have international operating entities, our exposure to foreign currency rate fluctuations is not significant to our financial condition and results of operations. Our objective for holding derivative instruments is primarily to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates.

We have financial instruments that are sensitive to changes in interest rates. These instruments include primarily fixed rate debt. As of February 2, 2003, we had $500 million of 5 3/8% Senior Notes and $500 million of 6 1/2% Senior Notes outstanding. The market values of the publicly traded 5 3/8% and 6 1/2% Senior Notes as of February 2, 2003, were approximately $538 million and $537 million, respectively. We have an interest rate swap agreement, with the notional amount of $300 million, that swaps fixed rate interest on $300 million of our $500 million 5 3/8% Senior Notes for a variable interest rate equal to LIBOR plus 30 basis points and expires on April 1, 2006.

IMPACT OF INFLATION AND CHANGING PRICES

Although we cannot accurately determine the precise effect of inflation on operations, we do not believe inflation has had a material effect on sales or results of operations.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

REVENUE RECOGNITION

We recognize revenue, net of estimated returns, at the time the customer takes possession of the merchandise or receives services. We estimate the liability for sales returns based on our historical return levels. The methodology used is consistent with other retailers. We believe that our estimate for sales returns is an accurate reflection of future returns. When we receive payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets.

INVENTORY

Our inventory is stated at the lower of cost (first-in, first-out) or market, with approximately 93% valued under the retail method and the remainder under the cost method. Retailers with many different types of merchandise at low unit cost with a large number of transactions frequently use the retail method. Under the retail method, inventory is stated at cost which is determined by applying a cost-to-retail ratio to the ending retail value of inventory. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory methodology approximates the lower of cost or market. Accordingly, there were no significant valuation reserves related to our inventory as of February 2, 2003 and February 3, 2002. In addition, we reduce our ending inventory value for estimated losses related to shrink. This estimate is determined based upon analysis of historical shrink losses and recent shrink trends.

SELF INSURANCE

We are self-insured for certain losses related to general liability, product liability, workers' compensation and medical claims. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third party actuaries on a quarterly basis to ensure that the liability is appropriate. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted.

CHANGE IN ACCOUNTING FOR STOCK-BASED COMPENSATION

During fiscal 2002 and all fiscal years prior, we elected to account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation, rather than the alternative accounting permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," was issued, which provides three alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123.

Effective February 3, 2003, we adopted the fair value method of recording compensation expense related to all stock options granted after February 2, 2003, in accordance with SFAS Nos. 123 and 148. Accordingly, the fair value of stock options as determined on the date of grant using the Black-Scholes option-pricing model will be expensed over the vesting period of the related stock options. The estimated negative impact on diluted earnings per share is approximately $.02 for fiscal 2003. The actual impact may differ from this estimate as the estimate is based upon a number of factors including, but not limited to, the number of stock options granted and the fair value of the stock options on the date of grant.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires consolidation of a variable interest entity if a company's variable interest absorbs a majority of the entity's losses or receives a majority of the entity's expected residual returns, or both. We do not have a variable interest in the SPE created as part of our off-balance sheet structured financing arrangements and, therefore, we are not required to consolidate the SPE. We do not expect Interpretation No. 46 to have any impact on our consolidated financial statements.

In January 2003, the Emerging Issues Task Force issued EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which states that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of Cost of Merchandise Sold when recognized in our Consolidated Statements of Earnings. That presumption is overcome when the consideration is either a reimbursement of specific, incremental, identifiable costs incurred to sell the vendor's products, or a payment for assets or services delivered to the vendor. EITF 02-16 is effective for arrangements entered into after December 31, 2002. We are currently assessing the impact of the adoption of EITF 02-16 and do not expect the adoption to materially impact net earnings in fiscal 2003. We do, however, expect that certain payments received from our vendors that are currently reflected as a reduction in advertising expense, which is classified as Selling and Store Operating Expense, will be reclassified as a reduction of Cost of Merchandise Sold.

In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which provides for additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations and requires, under certain circumstances, a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have adopted the disclosure requirements for the fiscal year ended February 2, 2003. We do not expect the recognition and measurement provisions of Interpretation No. 45 for guarantees issued or modified after December 31, 2002, to have a material impact on our consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

THE HOME DEPOT, INC. AND SUBSIDIARIES

	Fiscal Year Ended[1]		
amounts in millions, except per share data	**February 2, 2003**	February 3, 2002	January 28, 2001
NET SALES	**$58,247**	$53,553	$45,738
Cost of Merchandise Sold	**40,139**	37,406	32,057
GROSS PROFIT	**18,108**	16,147	13,681
Operating Expenses:			
Selling and Store Operating	**11,180**	10,163	8,513
Pre-Opening	**96**	117	142
General and Administrative	**1,002**	935	835
Total Operating Expenses	**12,278**	11,215	9,490
OPERATING INCOME	**5,830**	4,932	4,191
Interest Income (Expense):			
Interest and Investment Income	**79**	53	47
Interest Expense	**(37)**	(28)	(21)
Interest, net	**42**	25	26
EARNINGS BEFORE PROVISION FOR INCOME TAXES	**5,872**	4,957	4,217
Provision for Income Taxes	**2,208**	1,913	1,636
NET EARNINGS	**$ 3,664**	$ 3,044	$ 2,581
Weighted Average Common Shares	**2,336**	2,335	2,315
BASIC EARNINGS PER SHARE	**$ 1.57**	$ 1.30	$ 1.11
Diluted Weighted Average Common Shares	**2,344**	2,353	2,352
DILUTED EARNINGS PER SHARE	**$ 1.56**	$ 1.29	$ 1.10

[1] Fiscal years ended February 2, 2003 and January 28, 2001 include 52 weeks. Fiscal year ended February 3, 2002 includes 53 weeks.

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

THE HOME DEPOT, INC. AND SUBSIDIARIES

amounts in millions, except per share data	**February 2, 2003**	February 3, 2002
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 2,188**	$ 2,477
Short-Term Investments, including current maturities of long-term investments	**65**	69
Receivables, net	**1,072**	920
Merchandise Inventories	**8,338**	6,725
Other Current Assets	**254**	170
Total Current Assets	**11,917**	10,361
Property and Equipment, at cost:		
Land	**5,560**	4,972
Buildings	**9,197**	7,698
Furniture, Fixtures and Equipment	**4,074**	3,403
Leasehold Improvements	**872**	750
Construction in Progress	**724**	1,049
Capital Leases	**306**	257
	20,733	18,129
Less Accumulated Depreciation and Amortization	**3,565**	2,754
Net Property and Equipment	**17,168**	15,375
Notes Receivable	**107**	83
Cost in Excess of the Fair Value of Net Assets Acquired, net of accumulated amortization of $50 at February 2, 2003 and $49 at February 3, 2002	**575**	419
Other Assets	**244**	156
	$30,011	$26,394
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	**$ 4,560**	$ 3,436
Accrued Salaries and Related Expenses	**809**	717
Sales Taxes Payable	**307**	348
Deferred Revenue	**998**	851
Income Taxes Payable	**227**	211
Other Accrued Expenses	**1,134**	938
Total Current Liabilities	**8,035**	6,501
Long-Term Debt, excluding current installments	**1,321**	1,250
Other Long-Term Liabilities	**491**	372
Deferred Income Taxes	**362**	189
STOCKHOLDERS' EQUITY		
Common Stock, par value $0.05; authorized: 10,000 shares, issued and outstanding 2,362 shares at February 2, 2003 and 2,346 shares at February 3, 2002	**118**	117
Paid-In Capital	**5,858**	5,412
Retained Earnings	**15,971**	12,799
Accumulated Other Comprehensive Loss	**(82)**	(220)
Unearned Compensation	**(63)**	(26)
Treasury Stock, at cost, 69 shares at February 2, 2003	**(2,000)**	–
Total Stockholders' Equity	**19,802**	18,082
	$30,011	$26,394

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

THE HOME DEPOT, INC. AND SUBSIDIARIES

amounts in millions, except per share data	Common Stock Shares	Common Stock Amount	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Unearned Compensation	Total Stockholders' Equity	Comprehensive Income[1]
BALANCE, JANUARY 30, 2000	2,304	$115	$4,319	$ 7,941	$ (27)	–	$ –	$ (7)	$12,341	
Net Earnings	–	–	–	2,581	–	–	–	–	2,581	$2,581
Shares Issued Under Employee Stock Purchase and Option Plans	20	1	348	–	–	–	–	1	350	
Tax Effect of Sale of Option Shares by Employees	–	–	137	–	–	–	–	–	137	
Translation Adjustments	–	–	–	–	(40)	–	–	–	(40)	(40)
Stock Compensation Expense	–	–	6	–	–	–	–	–	6	
Cash Dividends ($0.16 per share)	–	–	–	(371)	–	–	–	–	(371)	
Comprehensive Income										$2,541
BALANCE, JANUARY 28, 2001	2,324	$116	$4,810	$10,151	$ (67)	–	$ –	$ (6)	$15,004	
Net Earnings	–	–	–	3,044	–	–	–	–	3,044	$3,044
Shares Issued Under Employee Stock Purchase and Option Plans	22	1	448	–	–	–	–	(20)	429	
Tax Effect of Sale of Option Shares by Employees	–	–	138	–	–	–	–	–	138	
Translation Adjustments	–	–	–	–	(124)	–	–	–	(124)	(124)
Unrealized Loss on Derivative	–	–	–	–	(29)	–	–	–	(29)	(18)
Stock Compensation Expense	–	–	16	–	–	–	–	–	16	
Cash Dividends ($0.17 per share)	–	–	–	(396)	–	–	–	–	(396)	
Comprehensive Income										$2,902
BALANCE, FEBRUARY 3, 2002	2,346	$117	$5,412	$12,799	$(220)	–	$ –	$(26)	$18,082	
Net Earnings	–	–	–	3,664	–	–	–	–	3,664	$3,664
Shares Issued Under Employee Stock Purchase and Option Plans	16	1	366	–	–	–	–	(37)	330	
Tax Effect of Sale of Option Shares by Employees	–	–	68	–	–	–	–	–	68	
Translation Adjustments	–	–	–	–	109	–	–	–	109	109
Realized Loss on Derivative	–	–	–	–	29	–	–	–	29	18
Stock Compensation Expense	–	–	12	–	–	–	–	–	12	
Repurchase of Common Stock	–	–	–	–	–	(69)	(2,000)	–	(2,000)	
Cash Dividends ($0.21 per share)	–	–	–	(492)	–	–	–	–	(492)	
Comprehensive Income										$3,791
BALANCE, FEBRUARY 2, 2003	2,362	$118	$5,858	$15,971	$ (82)	(69)	$(2,000)	$(63)	$19,802	

[1] *Components of comprehensive income are reported net of related income taxes.*

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

THE HOME DEPOT, INC. AND SUBSIDIARIES

amounts in millions	Fiscal Year Ended[1] February 2, 2003	February 3, 2002	January 28, 2001
CASH FLOWS FROM OPERATIONS:			
Net Earnings	**$3,664**	$3,044	$2,581
Reconciliation of Net Earnings to Net Cash Provided by Operations:			
Depreciation and Amortization	**903**	764	601
Increase in Receivables, net	**(38)**	(119)	(246)
Increase in Merchandise Inventories	**(1,592)**	(166)	(1,075)
Increase in Accounts Payable and Accrued Liabilities	**1,394**	1,878	268
Increase in Deferred Revenue	**147**	200	486
Increase in Income Taxes Payable	**83**	272	151
Increase (Decrease) in Deferred Income Taxes	**173**	(6)	108
Other	**68**	96	(78)
Net Cash Provided by Operations	**4,802**	5,963	2,796
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Expenditures, net of $49, $5 and $16 of non-cash capital expenditures in fiscal 2002, 2001 and 2000, respectively	**(2,749)**	(3,393)	(3,558)
Payments for Businesses Acquired, net	**(235)**	(190)	(26)
Proceeds from Sales of Businesses, net	**22**	64	–
Proceeds from Sales of Property and Equipment	**105**	126	95
Purchases of Investments	**(583)**	(85)	(39)
Proceeds from Maturities of Investments	**506**	25	30
Other	**–**	(13)	(32)
Net Cash Used in Investing Activities	**(2,934)**	(3,466)	(3,530)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments) Issuances of Commercial Paper Obligations, net	**–**	(754)	754
Proceeds from Long-Term Debt	**1**	532	32
Repayments of Long-Term Debt	**–**	–	(29)
Repurchase of Common Stock	**(2,000)**	–	–
Proceeds from Sale of Common Stock, net	**326**	445	351
Cash Dividends Paid to Stockholders	**(492)**	(396)	(371)
Net Cash (Used in) Provided by Financing Activities	**(2,165)**	(173)	737
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**8**	(14)	(4)
(Decrease) Increase in Cash and Cash Equivalents	**(289)**	2,310	(1)
Cash and Cash Equivalents at Beginning of Year	**2,477**	167	168
Cash and Cash Equivalents at End of Year	**$2,188**	$2,477	$ 167
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS MADE FOR:			
Interest, net of interest capitalized	**$ 50**	$ 18	$ 16
Income Taxes	**$1,951**	$ 1,685	$ 1,386

[1] Fiscal years ended February 2, 2003, and January 28, 2001, include 52 weeks. Fiscal year ended February 3, 2002, includes 53 weeks.

See accompanying notes to consolidated financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS, CONSOLIDATION AND PRESENTATION

The Home Depot, Inc. and subsidiaries (the "Company") operate Home Depot stores, which are full-service, warehouse-style stores averaging approximately 108,000 square feet in size. The stores stock approximately 40,000 to 50,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold primarily to do-it-yourselfers, but also to home improvement contractors, tradespeople and building maintenance professionals. In addition, the Company operates EXPO Design Center stores, which offer products and services primarily related to design and renovation projects, Home Depot Landscape Supply stores which service landscape professionals and garden enthusiasts with lawn, landscape and garden products and Home Depot Supply stores serving primarily professional customers. The Company also operates one Home Depot Floor Store, a test store that offers only flooring products and installation services. At the end of fiscal 2002, the Company was operating 1,532 stores in total, which included 1,370 Home Depot stores, 52 EXPO Design Center stores, 5 Home Depot Supply stores, 3 Home Depot Landscape Supply stores and 1 Home Depot Floor Store in the United States ("U.S."); 89 Home Depot stores in Canada and 12 Home Depot stores in Mexico. Included in the Company's Consolidated Balance Sheet at February 2, 2003, were $1.2 billion of net assets of the Canada and Mexico operations.

The consolidated results include several wholly-owned subsidiaries. The Company offers facilities maintenance and repair products as well as wallpaper and custom window treatments via direct shipment through its subsidiaries, Maintenance Warehouse America Corp. and National Blinds and Wallpaper, Inc. (doing business as Designplace Direct). Georgia Lighting, Inc. is a specialty lighting designer, distributor and retailer to both commercial and retail customers. The Company offers plumbing, HVAC and other professional plumbing products through wholesale plumbing distributors Apex Supply Company, Inc. and Home Depot Your "other" Warehouse, LLC. The Company also arranges for the provision of flooring installation services to homebuilders through HD Builder Solutions Group, Inc. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year is a 52 or 53-week period ending on the Sunday nearest to January 31. Fiscal years 2002 and 2000, which ended February 2, 2003, and January 28, 2001, respectively, include 52 weeks. Fiscal year 2001, which ended February 3, 2002, includes 53 weeks.

CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are carried at fair market value and consist primarily of high-grade commercial paper, money market funds, U.S. government agency securities and tax-exempt notes and bonds.

ACCOUNTS RECEIVABLE

The Company has an agreement with a third-party service provider who manages the Company's private label credit card program and directly extends credit to customers. The Company's valuation reserve related to accounts receivable was not material as of February 2, 2003 and February 3, 2002.

MERCHANDISE INVENTORIES

The majority of the Company's inventory is stated at the lower of cost (first-in, first-out) or market, as determined by the retail inventory method.

Certain subsidiaries and distribution centers record inventories at lower of cost (first-in, first-out) or market, as determined by the cost method. These inventories represent approximately 7% of total inventory.

INVESTMENTS

The Company's investments, consisting primarily of high-grade debt securities, are recorded at fair value and are classified as available-for-sale.

INCOME TAXES

The Company provides for federal, state and foreign income taxes currently payable, as well as for those deferred due to timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal, state and foreign incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

The Company and its eligible subsidiaries file a consolidated U.S. federal income tax return. Non-U.S. subsidiaries, which are consolidated for financial reporting purposes, are not eligible to be included in consolidated U.S. federal income tax returns. Separate provisions for income taxes have been determined for these entities. The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes for non-U.S. subsidiaries was recorded in the accompanying Consolidated Statements of Earnings.

DEPRECIATION AND AMORTIZATION

The Company's buildings, furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Improvements to leased assets are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. The Company's property and equipment is depreciated using the following estimated useful lives:

	Life
Buildings	10-45 years
Furniture, fixtures and equipment	5-20 years
Leasehold improvements	5-30 years
Computer equipment and software	3-5 years

REVENUES

The Company recognizes revenue, net of estimated returns, at the time the customer takes possession of merchandise or receives services. When the Company receives payment from customers before the customer has taken possession of the merchandise or the service has been performed, the amount received is recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets.

SERVICE REVENUES

Total revenues include service revenues generated through a variety of installation and home maintenance programs in Home Depot and EXPO stores as well as through the Company's subsidiary, HD Builder Solutions Group, Inc. In these programs, the customer selects and purchases materials for a project and the Company provides or arranges professional installation. When the Company subcontracts the installation of a project and the subcontractor provides material as part of the installation, both the material and labor are included in service revenues. The Company recognizes this revenue when the service for the customer is completed. All payments received prior to the completion of services are recorded in Deferred Revenue in the accompanying Consolidated Balance Sheets. Net service revenues, including the impact of deferred revenue, were $2.0 billion, $1.6 billion and $1.3 billion for the fiscal years 2002, 2001 and 2000, respectively.

SELF INSURANCE

The Company is self-insured for certain losses related to general liability, product liability, workers' compensation and medical claims. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. The expected ultimate cost of claims is estimated based upon analysis of historical data and actuarial estimates.

ADVERTISING

Television and radio advertising production costs along with media placement costs are expensed when the advertisement first appears. Included in Current Assets in the accompanying Consolidated Balance Sheets are $20 million and $15 million at the end of fiscal years 2002 and 2001, respectively, relating to prepayments of production costs for print and broadcast advertising.

Gross advertising expense is classified as Selling and Store Operating Expenses and was $895 million, $817 million and $722 million, in fiscal years 2002, 2001 and 2000, respectively. Advertising allowances earned from vendors fully offset gross advertising expenses. In fiscal 2002, 2001 and 2000, advertising allowances exceeded gross advertising expense by $30 million, $31 million and $62 million, respectively. These excess amounts were recorded as a reduction in Cost of Merchandise Sold in the accompanying Consolidated Statements of Earnings.

SHIPPING AND HANDLING COSTS

The Company accounts for certain shipping and handling costs related to the shipment of product to customers from vendors as Cost of Merchandise Sold. However, cost of shipping and handling to customers by the Company is classified as Selling and Store Operating Expenses. The cost of shipping and handling, including internal costs and payments to third parties, classified as Selling and Store Operating Expenses was $341 million, $278 million and $226 million in fiscal years 2002, 2001 and 2000, respectively.

COST IN EXCESS OF THE FAIR VALUE OF NET ASSETS ACQUIRED

Goodwill represents the excess of purchase price over fair value of net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company stopped amortizing goodwill effective February 4, 2002. Amortization expense was $8 million in both fiscal 2001 and fiscal 2000. The Company assesses the recoverability of goodwill at least annually by determining whether the fair value of each reporting entity supports its carrying value. The Company completed its assessment of goodwill for fiscal 2002 and recorded an impairment charge of $1.3 million.

IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized to the extent the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value. When the Company commits to relocate or close a location, a charge is recorded to Selling and Store Operating Expenses to write down the related assets to the estimated net recoverable value.

In August 2002, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." In accordance with SFAS No. 146, the Company recognizes Selling and Store Operating Expense for the net present value of future lease obligations, less estimated sublease income when the location closes. Prior to the adoption of SFAS No. 146, the Company recognized this Selling and Store Operating Expense when the Company committed to a plan to relocate or close a location.

STOCK-BASED COMPENSATION
During fiscal 2002 and all fiscal years prior, the Company elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires the recording of compensation expense for some, but not all, stock-based compensation rather than the alternative accounting permitted by SFAS No. 123, "Accounting for Stock-Based Compensation."

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation (amounts in millions, except per share data):

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Net Earnings			
As reported	**$3,664**	$3,044	$2,581
Pro forma	**$3,414**	$2,800	$2,364
Basic Earnings per Share			
As reported	**$ 1.57**	$ 1.30	$ 1.11
Pro forma	**$ 1.46**	$ 1.20	$ 1.02
Diluted Earnings per Share			
As reported	**$ 1.56**	$ 1.29	$ 1.10
Pro forma	**$ 1.46**	$ 1.19	$ 1.01

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," was issued, which provides three alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation in accordance with SFAS No. 123.

Effective February 3, 2003, the Company adopted the fair value method of recording compensation expense related to all stock options granted after February 2, 2003, in accordance with SFAS Nos. 123 and 148. Accordingly, the fair value of stock options as determined on the date of grant using the Black-Scholes option-pricing model will be expensed over the vesting period of the related stock options. The estimated negative impact on diluted earnings per share is approximately $.02 for fiscal 2003. The actual impact may differ from this estimate as the estimate is based upon a number of factors including, but not limited to, the number of stock options granted and the fair value of the stock options on the date of grant.

DERIVATIVES
The Company measures derivatives at fair value and recognizes these assets or liabilities on the Consolidated Balance Sheets. Recognition of changes in the fair value of a derivative in the Consolidated Statements of Earnings or Consolidated Statements of Stockholders' Equity and Comprehensive Income depends on the intended use of the derivative and its designation. The Company designates derivatives based upon criteria established by SFAS Nos. 133 and 138, "Accounting for Derivative Instruments and Hedging Activities." The Company's primary objective for holding derivative instruments is to decrease the volatility of earnings and cash flow associated with fluctuations in interest rates.

COMPREHENSIVE INCOME
Comprehensive income includes net earnings adjusted for certain revenues, expenses, gains and losses that are excluded from net earnings under generally accepted accounting principles. Examples include foreign currency translation adjustments and unrealized gains and losses on certain hedge transactions.

FOREIGN CURRENCY TRANSLATION
The assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the last day of the reporting period. Revenues and expenses are translated at the average monthly exchange rates, and equity transactions are translated using the actual rate on the day of the transaction.

USE OF ESTIMATES
Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses in preparing these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

RECLASSIFICATIONS
Certain amounts in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2 LONG-TERM DEBT

The Company's long-term debt at the end of fiscal 2002 and fiscal 2001 consisted of the following (amounts in millions):

	February 2, 2003	February 3, 2002
6 1/2% Senior Notes; due September 15, 2004; interest payable semi-annually on March 15 and September 15	**$ 500**	$ 500
5 3/8% Senior Notes; due April 1, 2006; interest payable semi-annually on April 1 and October 1	**500**	500
Capital Lease Obligations; payable in varying installments through May 31, 2027	**277**	232
Other	**51**	23
Total long-term debt	**1,328**	1,255
Less current installments	**7**	5
Long-term debt, excluding current installments	**$1,321**	$1,250

The Company has a commercial paper program with maximum available borrowings for up to $1 billion. In connection with the program, the Company has a back-up credit facility with a consortium of banks for up to $800 million. The credit facility, which expires in September 2004, contains various restrictive covenants, none of which are expected to materially impact the Company's liquidity or capital resources.

The Company had $500 million of 6 1/2% Senior Notes and $500 million of 5 3/8% Senior Notes outstanding as of February 2, 2003, collectively referred to as "Senior Notes." The Senior Notes may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest up to the redemption date. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest to maturity. The Senior Notes are not subject to sinking fund requirements.

Interest Expense in the accompanying Consolidated Statements of Earnings is net of interest capitalized of $59 million, $84 million and $73 million in fiscal years 2002, 2001 and 2000, respectively. Maturities of long-term debt are $7 million for fiscal 2003, $507 million for fiscal 2004, $8 million for fiscal 2005, $509 million for fiscal 2006 and $11 million for fiscal 2007.

As of February 2, 2003, the market values of the publicly traded 6 1/2% and 5 3/8% Senior Notes were approximately $537 million and $538 million, respectively. The estimated fair value of all other long-term borrowings, excluding capital lease obligations, approximated the carrying value of $51 million. These fair values were estimated using a discounted cash flow analysis based on the Company's incremental borrowing rate for similar liabilities.

3 INCOME TAXES

The provision for income taxes consisted of the following (in millions):

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Current:			
Federal	**$1,679**	$1,594	$1,267
State	**239**	265	216
Foreign	**117**	60	45
	2,035	1,919	1,528
Deferred:			
Federal	**174**	(12)	98
State	**1**	(1)	9
Foreign	**(2)**	7	1
	173	(6)	108
Total	**$2,208**	$1,913	$1,636

The Company's combined federal, state and foreign effective tax rates for fiscal years 2002, 2001 and 2000, net of offsets generated by federal, state and foreign tax incentive credits, were approximately 37.6%, 38.6% and 38.8%, respectively.

A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense for the applicable fiscal years is as follows (in millions):

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Income taxes at federal statutory rate	**$2,055**	$1,735	$1,476
State income taxes, net of federal income tax benefit	**156**	172	146
Foreign rate differences	**(1)**	4	5
Other, net	**(2)**	2	9
Total	**$2,208**	$1,913	$1,636

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of February 2, 2003, and February 3, 2002, were as follows (in millions):

	February 2, 2003	February 3, 2002
Deferred Tax Assets:		
Accrued self-insurance liabilities	**$ 305**	$ 220
Other accrued liabilities	**92**	138
Net loss on disposition of business	**31**	31
Total gross deferred tax assets	**428**	389
Valuation allowance	**(31)**	(31)
Deferred tax assets, net of valuation allowance	**397**	358
Deferred Tax Liabilities:		
Accelerated depreciation	**(571)**	(492)
Accelerated inventory deduction	**(149)**	–
Other	**(39)**	(55)
Total gross deferred tax liabilities	**(759)**	(547)
Net deferred tax liability	**$(362)**	$(189)

A valuation allowance existed as of February 2, 2003, and February 3, 2002, due to the uncertainty of capital loss utilization. Management believes the existing net deductible temporary differences comprising the deferred tax assets will reverse during periods in which the Company generates net taxable income.

4 EMPLOYEE STOCK PLANS

The 1997 Omnibus Stock Incentive Plan ("1997 Plan") provides that incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares may be issued to selected associates, officers and directors of the Company. The maximum number of shares of the Company's common stock authorized for issuance under the 1997 Plan includes the number of shares carried over from prior plans and the number of shares authorized but unissued in the prior year, plus one-half percent of the total number of outstanding shares as of the first day of each fiscal year. As of February 2, 2003, there were 108 million shares available for future grants under the 1997 Plan.

Under the 1997 Plan, as of February 2, 2003, the Company had granted incentive and non-qualified stock options for 167 million shares, net of cancellations (of which 86 million had been exercised). Incentive stock options and non-qualified options typically vest at the rate of 25% per year commencing on the first anniversary date of the grant and expire on the tenth anniversary date of the grant.

Under the 1997 Plan, as of February 2, 2003, 2 million shares of restricted stock had been issued net of cancellations (the restrictions on 4,600 shares have lapsed). Generally, the restrictions on 25% of the restricted shares lapse upon the third and sixth year anniversaries of the date of issuance with the remaining 50% of the restricted shares lapsing upon the associate's attainment of age 62. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. The Company recorded compensation expense related to restricted stock of $3 million in both fiscal 2002 and 2001 and $455,000 in fiscal 2000.

As of February 2, 2003, there were 2.5 million non-qualified stock options and 1.4 million deferred stock units outstanding under non-qualified stock option and deferred stock unit plans that are not part of the 1997 Plan. The 2.5 million non-qualified stock options have an exercise price of $40.75 per share and were granted in fiscal 2000. During fiscal years 2002, 2001 and 2000, the Company granted 0, 629,000 and 750,000 deferred stock units, respectively, to several key officers vesting at various dates. Each deferred stock unit entitles the officer to one share of common stock to be received up to five years after the vesting date of the deferred stock unit, subject to certain deferral rights of the officer. The fair value of the deferred stock units on the grant dates was $27 million and $31 million for deferred units granted in fiscal 2001 and 2000, respectively. These amounts are being amortized over the vesting periods.

The Company recorded stock compensation expense related to deferred stock units of $12 million, $16 million and $6 million in fiscal 2002, 2001 and 2000, respectively.

The per share weighted average fair value of stock options granted during fiscal years 2002, 2001 and 2000 was $17.34, $20.51 and $31.96, respectively. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Risk-free interest rate	**4.0%**	5.1%	6.4%
Assumed volatility	**44.3%**	48.1%	54.6%
Assumed dividend yield	**0.5%**	0.4%	0.3%
Assumed lives of options	**5 years**	6 years	7 years

The Company applies APB 25 in accounting for its stock-based compensation plans and, accordingly, no compensation expense has been recognized in the Company's financial statements for incentive or non-qualified stock options granted. If, under SFAS No. 123, the Company determined compensation expense based on the fair value at the grant date for its stock options, as computed and disclosed above, net earnings and earnings per share would have been reduced to the pro forma amounts below (in millions, except per share data):

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Net earnings, as reported	**$3,664**	$3,044	$2,581
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	**10**	13	4
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(260)**	(257)	(221)
Pro forma net earnings	**$3,414**	$2,800	$2,364
Earnings per share:			
Basic – as reported	**$ 1.57**	$ 1.30	$ 1.11
Basic – pro forma	**$ 1.46**	$ 1.20	$ 1.02
Diluted – as reported	**$ 1.56**	$ 1.29	$ 1.10
Diluted – pro forma	**$ 1.46**	$ 1.19	$ 1.01

The following table summarizes stock options outstanding at February 2, 2003, February 3, 2002 and January 28, 2001, and changes during the fiscal years ended on these dates (shares in thousands):

	Number of Shares	Weighted Average Option Price
Outstanding at January 30, 2000	68,419	$18.79
Granted	14,869	49.78
Exercised	(14,689)	13.15
Canceled	(2,798)	30.51
Outstanding at January 28, 2001	65,801	$26.46
Granted	25,330	40.33
Exercised	(16,614)	15.03
Canceled	(5,069)	39.20
Outstanding at February 3, 2002	69,448	$33.33
Granted	31,656	40.86
Exercised	(9,908)	18.27
Canceled	(8,030)	42.74
Outstanding at February 2, 2003	83,166	$37.09
Exercisable	29,431	$29.48

The following table summarizes information regarding stock options outstanding at February 2, 2003 (shares in thousands):

Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Life (Yrs)	Weighted Average Outstanding Option Price	Options Exercisable	Weighted Average Exercisable Option Price
$ 6.00 to 12.00	7,090	3.5	$10.24	7,090	$10.24
12.01 to 20.00	1,191	4.7	17.21	1,191	17.21
20.01 to 30.00	7,438	5.6	22.19	6,090	21.78
30.01 to 42.00	41,745	8.4	37.67	11,161	39.12
42.01 to 54.00	25,702	8.5	48.80	3,899	52.48
	83,166	7.7	$37.09	29,431	$29.48

The Company maintains two employee stock purchase plans (U.S. and non-U.S. plans). The plan for U.S. associates is a tax-qualified plan under Section 423 of the Internal Revenue Code. The non-U.S. plan is not a Section 423 plan. The Company had 43 million shares available for issuance under the Employee Stock Purchase Plans ("ESPPs") at February 2, 2003. The ESPPs allow associates to purchase up to 152 million shares of common stock, of which 109 million shares have been purchased from inception of the plan, at a price equal to the lower of 85% of the stock's fair market value on the first day or the last day of the purchase period. These shares were included in the pro forma calculation of stock-based compensation expense.

During fiscal 2002, 5.2 million shares were purchased under the ESPPs at an average price of $30.89 per share. At February 2, 2003, there were 2.3 million shares outstanding, net of cancellations, at an average price of $34.09 per share.

5 LEASES

The Company leases certain retail locations, office space, warehouse and distribution space, equipment and vehicles. While the majority of the leases are operating leases, certain retail locations are leased under capital leases. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

The Company has two off-balance sheet lease agreements under which the Company leases assets totaling $882 million comprised of an initial lease agreement of $600 million and a subsequent agreement of $282 million. These two leases were created under structured financing arrangements and involve a special purpose entity which meets the criteria for non-consolidation established by generally accepted accounting principles and is not owned by or affiliated with the Company, its management or officers. The Company financed a portion of its new stores opened in fiscal years 1997 through 2002, as well as a distribution center and office buildings, under these lease agreements. Under both agreements, the lessor purchases the properties, pays for the construction costs and subsequently leases the facilities to the Company. The lease term for the $600 million agreement expires in fiscal 2006 and has three two-year renewal options. The lease term for the $282 million agreement expires in 2008 with no renewal option. Both lease agreements provide for substantial residual value guarantees and include purchase options at original cost of each property. Events or circumstances that would require the Company to perform under the guarantees include 1) initial default on the leases with the assets sold for less than book value, or 2) the Company's decision not to purchase the assets at the end of the leases and the sale of the assets results in proceeds less than the initial book value of the assets. The Company's guarantees are limited to 82% of the initial book value of the assets.

The Company also leases an import distribution facility, including its related equipment, under an off-balance sheet lease created as part of a structured financing arrangement totaling $85 million. The lease for the import distribution facility expires in fiscal 2005 and has four 5-year renewal options. The lease agreement provides for substantial residual value guarantees and includes purchase options at the higher of the cost or fair market value of the assets.

The maximum amount of the residual value guarantees relative to the assets under the three off-balance sheet lease agreements described above is estimated to be $799 million. As the leased assets are placed into service, the Company estimates its liability under the residual value guarantees and records additional rent expense on a straight-line basis over the remaining lease terms.

Total rent expense, net of minor sublease income for the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, was $533 million, $522 million and $479 million, respectively. Real estate taxes, insurance, maintenance and operating expenses applicable to the leased property are obligations of the Company under the lease agreements. Certain store leases provide for contingent rent payments based on percentages of sales in excess of specified minimums. Contingent rent expense for the fiscal years ended February 2, 2003, February 3, 2002 and January 28, 2001, was approximately $8 million, $10 million and $9 million, respectively.

The approximate future minimum lease payments under capital and all other leases, including off-balance sheet leases, at February 2, 2003, were as follows (in millions):

Fiscal Year	Capital Leases	Operating Leases
2003	$ 44	$ 541
2004	45	512
2005	44	476
2006	46	440
2007	47	424
Thereafter through 2033	608	4,915
	834	$7,308
Less imputed interest	557	
Net present value of capital lease obligations	277	
Less current installments	5	
Long-term capital lease obligations, excluding current installments	$272	

Short-term and long-term obligations for capital leases are included in the accompanying Consolidated Balance Sheets in Other Accrued Expenses and Long-Term Debt, respectively. The assets under capital leases recorded in Property and Equipment, net of amortization, totaled $235 million and $199 million at February 2, 2003 and February 3, 2002, respectively.

6 EMPLOYEE BENEFIT PLANS

The Company maintains three active defined contribution retirement plans (the "Plans"). All associates satisfying certain service requirements are eligible to participate in the Plans. The Company makes cash contributions each payroll period to purchase shares of the Company's common stock, up to specified percentages of associates' contributions as approved by the Board of Directors.

The Company's contributions to the Plans were $99 million, $97 million and $84 million for fiscal years 2002, 2001 and 2000, respectively. At February 2, 2003, the Plans held a total of 33 million shares of the Company's common stock in trust for plan participants.

The Company also maintains a restoration plan to provide certain associates deferred compensation that they would have received under the Plans as a matching contribution if not for the maximum compensation limits under the Internal Revenue Code. The Company funds the restoration plan through contributions made to a grantor trust, which are then used to purchase shares of the Company's common stock in the open market. Compensation expense related to this plan for fiscal years 2002, 2001 and 2000 was not material.

7 BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES

The reconciliation of basic to diluted weighted average common shares for fiscal years 2002, 2001 and 2000 was as follows (amounts in millions):

	Fiscal Year Ended		
	February 2, 2003	February 3, 2002	January 28, 2001
Weighted average common shares	**2,336**	2,335	2,315
Effect of potentially dilutive securities:			
Stock Plans	**8**	18	37
Diluted weighted average common shares	**2,344**	2,353	2,352

Stock plans include shares granted under the Company's employee stock purchase plans and stock incentive plans, as well as shares issued for deferred compensation stock plans. Options to purchase 72.1 million, 11.2 million and 10.9 million shares of common stock at February 2, 2003, February 3, 2002 and January 28, 2001, respectively, were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

8 COMMITMENTS AND CONTINGENCIES

At February 2, 2003, the Company was contingently liable for approximately $930 million under outstanding letters of credit issued for certain business transactions, including insurance programs, import inventory purchases and construction contracts. The Company's letters of credit are primarily performance-based and are not based on changes in variable components, a liability or an equity security of the other party.

The Company is involved in litigation arising from the normal course of business. In management's opinion, this litigation is not expected to materially impact the Company's consolidated results of operations or financial condition.

9 ACQUISITIONS AND DISPOSITIONS

In October 2002, the Company acquired substantially all of the assets of FloorWorks, Inc. and Arvada Hardwood Floor Company, and common stock of Floors, Inc., three flooring installation companies primarily servicing the new home builder industry. These acquisitions were accounted for under the purchase method of accounting.

In June 2002, the Company acquired the assets of Madereria Del Norte, S.A. de C.V., a four-store chain of home improvement stores in Juarez, Mexico. The acquisition was accounted for under the purchase method of accounting.

In fiscal 2001, the Company acquired Your "other" Warehouse and Soluciones Para Las Casas de Mexico, S. de R.L. de C.V. These acquisitions were accounted for under the purchase method of accounting.

Pro forma results of operations for fiscal years 2002, 2001 and 2000 would not be materially different as a result of the acquisitions discussed above and therefore are not presented.

In February 2002, the Company sold all of the assets of The Home Depot Argentina S.R.L. In connection with the sale, the Company received proceeds comprised of cash and notes. An impairment charge of $45 million was recorded in Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings in fiscal 2001 to write down the net assets of The Home Depot Argentina S.R.L. to fair value.

In October 2001, the Company sold all of the assets of The Home Depot Chile S.A., resulting in a gain of $31 million included in Selling and Store Operating Expenses in the accompanying Consolidated Statements of Earnings.

10 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the quarterly consolidated results of operations for the fiscal years ended February 2, 2003 and February 3, 2002 (dollars in millions, except per share data):

	Net Sales	Increase (Decrease) In Comparable Store Sales	Gross Profit	Net Earnings	Basic Earnings Per Share	Diluted Earnings Per Share
Fiscal year ended February 2, 2003:[1]						
First quarter	$14,282	5%	$ 4,360	$ 856	$0.36	$0.36
Second quarter	16,277	1%	4,946	1,182	0.50	0.50
Third quarter	14,475	(2%)	4,580	940	0.40	0.40
Fourth quarter	13,213	(6%)	4,222	686	0.30	0.30
Fiscal year	$58,247	0%	$18,108	$3,664	$ 1.57	$ 1.56
Fiscal year ended February 3, 2002:[1]						
First quarter	$12,200	(3%)	$ 3,655	$ 632	$0.27	$0.27
Second quarter	14,576	1%	4,326	924	0.40	0.39
Third quarter	13,289	0%	4,010	778	0.33	0.33
Fourth quarter	13,488	5%	4,156	710	0.30	0.30
Fiscal year	$53,553	0%	$16,147	$3,044	$ 1.30	$ 1.29

[1]*Fiscal year ended February 2, 2003 includes 52 weeks and fiscal year ended February 3, 2002 includes 53 weeks.*

Note: The quarterly data may not sum to fiscal year totals due to rounding.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of The Home Depot, Inc. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and properly reflect certain estimates and judgments based upon the best available information.

The Company maintains a system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance, at an appropriate cost, that the Company's assets are safeguarded and transactions are properly recorded. This system is continually reviewed and modified in response to changing business conditions and operations and as a result of recommendations by the external and internal auditors. In addition, the Company has distributed to associates its policies for conducting business affairs in a lawful and ethical manner.

The financial statements of the Company have been audited by KPMG LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America, including the related review of internal accounting controls and financial reporting matters.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets five times a year with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. In addition, a telephonic meeting is held prior to each quarterly earnings release. The Audit Committee retains the independent auditors and regularly reviews the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of the Company. Both the Company's independent auditors and the internal auditors have free access to the Audit Committee.



Carol B. Tomé
Executive Vice President and
Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
The Home Depot, Inc.:

We have audited the accompanying consolidated balance sheets of The Home Depot, Inc. and subsidiaries as of February 2, 2003 and February 3, 2002 and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended February 2, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Home Depot, Inc. and subsidiaries as of February 2, 2003 and February 3, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
February 24, 2003

10-YEAR SUMMARY OF FINANCIAL AND OPERATING RESULTS

THE HOME DEPOT, INC. AND SUBSIDIARIES

amounts in millions, except where noted	5-Year Compound Annual Growth Rate	10-Year Compound Annual Growth Rate	**2002**	2001[1]
Statement of Earnings Data				
Net sales	19.2%	23.3%	**$58,247**	$53,553
Net sales increase (%)	–	–	**8.8**	17.1
Earnings before provision for income taxes	25.3	26.1	**5,872**	4,957
Net earnings	25.9	26.0	**3,664**	3,044
Net earnings increase (%)	–	–	**20.4**	17.9
Diluted earnings per share ($)[2]	24.6	24.1	**1.56**	1.29
Diluted earnings per share increase (%)	–	–	**20.9**	17.3
Diluted weighted average number of common shares	0.5	1.1	**2,344**	2,353
Gross margin – % of sales	–	–	**31.1**	30.2
Selling and store operating expense – % of sales	–	–	**19.2**	19.0
Pre-opening expense – % of sales	–	–	**0.2**	0.2
General and administrative expense – % of sales	–	–	**1.7**	1.7
Net interest income (expense) – % of sales	–	–	**0.1**	–
Earnings before provision for income taxes – % of sales	–	–	**10.1**	9.3
Net earnings – % of sales	–	–	**6.3**	5.7
Balance Sheet Data and Financial Ratios				
Total assets	21.7%	22.5%	**$30,011**	$26,394
Working capital	14.1	17.0	**3,882**	3,860
Merchandise inventories	18.3	24.4	**8,338**	6,725
Net property and equipment	21.4	26.7	**17,168**	15,375
Long-term debt	0.3	4.6	**1,321**	1,250
Stockholders' equity	22.8	24.0	**19,802**	18,082
Book value per share ($)	21.0	22.0	**8.38**	7.71
Long-term debt-to-equity (%)	–	–	**6.7**	6.9
Current ratio	–	–	**1.48:1**	1.59:1
Inventory turnover	–	–	**5.3x**	5.4x
Return on invested capital (%)	–	–	**18.8**	18.3
Statement of Cash Flows Data				
Depreciation and amortization	26.1%	29.1%	**$ 903**	$ 764
Capital expenditures[3]	13.4	20.2	**2,749**	3,398
Cash dividends per share ($)	28.5	26.5	**0.21**	0.17
Store Data[4]				
Number of stores	19.7%	21.8%	**1,532**	1,333
Square footage at fiscal year-end	20.3	23.0	**166**	146
Increase in square footage (%)	–	–	**14.1**	18.5
Average square footage per store (in thousands)	0.4	1.0	**108**	109
Store Sales and Other Data				
Comparable store sales increase (%)[5]	–	–	**–**	–
Weighted average weekly sales per operating store (in thousands)[4]	(1.4)%	0.6%	**$ 772**	$ 812
Weighted average sales per square foot ($)[4,5]	(1.8)	(0.4)	**370**	388
Number of customer transactions[4]	16.1	19.9	**1,161**	1,091
Average sale per transaction ($)[4]	2.5	2.7	**49.43**	48.64
Number of associates at fiscal year-end	17.7	21.9	**280,900**	256,300

[1] Fiscal years 2001 and 1996 include 53 weeks; all other fiscal years reported include 52 weeks.
[2] Diluted earnings per share for fiscal 1997, excluding a $104 million non-recurring charge, were $0.55.
[3] Excludes payments for businesses acquired (net, in millions) for fiscal years 2002 ($235), 2001 ($190), 2000 ($26), 1999 ($101), 1998 ($6) and 1997 ($61).

2000	1999	1998	1997	1996[1]	1995	1994	1993
$45,738	$38,434	$30,219	$24,156	$19,535	$15,470	$12,477	$9,239
19.0	27.2	25.1	23.7	26.3	24.0	35.0	29.2
4,217	3,804	2,654	1,898	1,535	1,195	980	737
2,581	2,320	1,614	1,160	938	732	605	457
11.3	43.7	31.9	23.7	28.2	21.0	32.2	26.1
1.10	1.00	0.71	0.52	0.43	0.34	0.29	0.22
10.0	40.8	29.1	20.9	26.5	17.2	31.8	22.2
2,352	2,342	2,320	2,287	2,195	2,151	2,142	2,132
29.9	29.7	28.5	28.1	27.8	27.7	27.9	27.7
18.6	17.8	17.7	17.8	18.0	18.0	17.8	17.6
0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4
1.8	1.7	1.7	1.7	1.7	1.7	1.8	2.0
–	–	–	–	0.1	0.1	(0.1)	0.3
9.2	9.9	8.8	7.9	7.9	7.7	7.8	8.0
5.6	6.0	5.3	4.8	4.8	4.7	4.8	5.0
$21,385	$17,081	$13,465	$11,229	$ 9,342	$ 7,354	$ 5,778	$4,701
3,392	2,734	2,076	2,004	1,867	1,255	919	994
6,556	5,489	4,293	3,602	2,708	2,180	1,749	1,293
13,068	10,227	8,160	6,509	5,437	4,461	3,397	2,371
1,545	750	1,566	1,303	1,247	720	983	874
15,004	12,341	8,740	7,098	5,955	4,988	3,442	2,814
6.46	5.36	3.95	3.23	2.75	2.32	1.69	1.39
10.3	6.1	17.9	18.4	20.9	14.4	28.6	31.1
1.77:1	1.75:1	1.73:1	1.82:1	2.01:1	1.89:1	1.76:1	2.02:1
5.1x	5.4x	5.4x	5.4x	5.6x	5.5x	5.7x	5.9x
19.6	22.5	19.3	16.1	16.3	16.3	16.5	13.9
$ 601	$ 463	$ 373	$ 283	$ 232	$ 181	$ 130	$ 90
3,574	2,618	2,094	1,464	1,248	1,308	1,220	900
0.16	0.11	0.08	0.06	0.05	0.04	0.03	0.02
1,134	930	761	624	512	423	340	264
123	100	81	66	54	44	35	26
22.6	23.5	22.8	23.1	21.6	26.3	33.2	26.3
108	108	107	106	105	105	103	100
4	10	7	7	7	3	8	7
$ 864	$ 876	$ 844	$ 829	$ 803	$ 787	$ 802	$ 764
415	423	410	406	398	390	404	398
937	797	665	550	464	370	302	236
48.65	47.87	45.05	43.63	42.09	41.78	41.29	39.13
227,300	201,400	156,700	124,400	98,100	80,800	67,300	50,600

[4] Includes all retail locations in excess of 50,000 square feet and therefore excludes Apex Supply Company, Georgia Lighting, Maintenance Warehouse, Your "other" Warehouse, Designplace Direct (formerly National Blinds and Wallpaper) and HD Builder Solutions Group locations.
[5] Adjusted to reflect the first 52 weeks of the 53-week fiscal years in 2001 and 1996.

CORPORATE AND STOCKHOLDER INFORMATION

THE HOME DEPOT, INC. AND SUBSIDIARIES

STORE SUPPORT CENTER

The Home Depot, Inc.
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 433-8211

THE HOME DEPOT WEB SITE

www.homedepot.com

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43016
Providence, RI 02940-3010
Telephone: (800) 577-0177
Internet address: www.equiserve.com

INDEPENDENT AUDITORS

KPMG LLP
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

STOCK EXCHANGE LISTING

New York Stock Exchange
Trading symbol – HD

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., Central Time, on May 30, 2003, at The Field Museum of Natural History, James Simpson Theatre, 1400 South Lake Shore Drive, Chicago, IL 60605.

NUMBER OF STOCKHOLDERS

As of March 24, 2003, there were approximately 207,516 stockholders of record and approximately 2,273,112 individual stockholders holding stock under nominee security position listings.

DIVIDENDS DECLARED PER COMMON SHARE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002	**$0.05**	**$0.05**	**$0.06**	**$0.06**
Fiscal 2001	$0.04	$0.04	$0.05	$0.05

DIRECT STOCK PURCHASE/DIVIDEND REINVESTMENT PLAN

New investors may make an initial investment, and stockholders of record may acquire additional shares of The Home Depot, Inc.'s common stock through the Company's direct stock purchase and dividend reinvestment plan. Subject to certain requirements, initial cash investments, cash dividends and/or additional optional cash purchases may be invested through this plan.

To obtain enrollment materials, including the prospectus, access The Home Depot web site, or call 1-877-HD-SHARE. For all other communications regarding these services, contact the Transfer Agent and Registrar.

FINANCIAL AND OTHER COMPANY INFORMATION

To request a copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (without exhibits), to be mailed to you at no cost, please contact:

The Home Depot, Inc.
Investor Relations
2455 Paces Ferry Road, NW
Atlanta, GA 30339-4024
Telephone: (770) 384-4388

In addition, financial reports, recent filings with the Securities and Exchange Commission (including Form 10-K), store locations, news releases and other Company information are available on The Home Depot web site.

QUARTERLY STOCK PRICE RANGE

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002				
High	**$52.28**	**$49.25**	**$34.82**	**$29.18**
Low	**$45.17**	**$27.15**	**$23.13**	**$20.10**
Fiscal 2001				
High	$49.00	$53.73	$50.90	$52.04
Low	$38.11	$44.60	$30.30	$37.15

About this report:
Consistent with The Home Depot's commitment to the environment, portions of this report are printed on paper that is certified in accordance with the Principles and Criteria of the Forest Stewardship Council (FSC). This certification ensures that the fiber from which the paper is manufactured comes partially from certified forests that are managed in a way that is socially beneficial, environmentally responsible and economically viable. The paper used in the cover consists of at least 24.1% FSC fiber and at least 21.6% post consumer fiber while the financial section of this report consists of at least 32% FSC fiber and at least 11.7% post consumer fiber.

Design: Corporate Reports Inc./Atlanta, GA
Principal Photography: Mike Hemberger
Other Photography: Phillip Vullo
Printer: Wallace/Hillside Printing

THE HOME DEPOT BOARD OF DIRECTORS AND LEADERSHIP TEAM


COMBO KIT
RYOBI
HUSKY

Left to Right:
John Clendenin, Roger Penske, Richard Grasso, Robert Nardelli, Berry Cox, Kenneth Langone, Richard Brown, Claudio González, Bonnie Hill, William Davila, Gregory Brenneman, Milledge Hart, III

DIRECTORS

Gregory D. Brenneman 1,2
Chairman and
Chief Executive Officer
TurnWorks, Inc.

Richard H. Brown 4,5
Former Chairman and
Chief Executive Officer
Electronic Data Systems
Corporation

John L. Clendenin 1*,3,5
Retired Chairman, President,
and Chief Executive Officer
BellSouth Corporation

Berry R. Cox 2,3,6
Chairman
Berry R. Cox, Inc.

William S. Davila 1,2
President Emeritus
The Vons Companies, Inc.

Claudio X. González 1,2*
Chairman and
Chief Executive Officer
Kimberly-Clark de Mexico,
S.A. de C.V.

Richard A. Grasso 2,5,6
Chairman and
Chief Executive Officer
New York Stock Exchange

Milledge A. Hart, III 3,4,5,6*
Chairman of the Board
Hart Group, Inc.

Bonnie G. Hill 1,4*
President
B. Hill Enterprises, LLC

Kenneth G. Langone 3,4,5*
Lead Director; Chairman of the
Board, Chief Executive Officer,
and President
Invemed Associates, Inc.

Robert L. Nardelli 3*
Chairman, President, and
Chief Executive Officer
The Home Depot, Inc.

Roger S. Penske 4,5,6
Chairman of the Board
Penske Corporation

Board of Directors
Committee Membership:
1 Audit
2 Compensation
3 Executive
4 Human Resources
5 Nominating and Corporate Governance
6 IT Advisory Council
* Chair

LEADERSHIP TEAM

Robert L. Nardelli
Chairman, President, and
Chief Executive Officer

Francis S. Blake
Executive Vice President,
Business Development
and Corporate Operations

John H. Costello
Executive Vice President,
Chief Marketing Officer

Robert P. DeRodes
Executive Vice President,
Chief Information Officer

Dennis M. Donovan
Executive Vice President,
Human Resources

Jerry W. Edwards
Executive Vice President,
Merchandising

Frank L. Fernandez
Executive Vice President,
Secretary, and General Counsel

Carol B. Tomé
Executive Vice President,
Chief Financial Officer

Wayne Gibson
Senior Vice President,
Global Logistics

Bruce A. Merino
Division President, Western

William E. Patterson
Division President, Central

Eric V. Peterson
Division President, Northwest

Troy A. Rice
Senior Vice President,
Operations

James A. Stoddart
Division President, HD Supply

Thomas V. Taylor, Jr.
Division President, Eastern

Annette M. Verschuren
Division President, Canada

Robert J. Wittman
Division President,
EXPO Design Center

The Home Depot, Inc. and Subsidiaries
at March 24, 2003


HOME DEPOT
20
Tony Stewart
MOOG
CLEVITE
COMP
SIMPSON
3M
©CIA Stock Image

TONY STEWART
2002 NASCAR Winston Cup Champion


JOE
GIBBS
RACING


NASCAR
THE HOME DEPOT

OFFICIAL HOME IMPROVEMENT WAREHOUSE OF NASCAR


USA

Proud Sponsor of the U.S. Olympic Team


USA

Proud Sponsor of the U.S. Paralympic Team



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